UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 12, 2021

Box, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-36805	20-2714444
(State or Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

900 Jefferson Ave.

Redwood City, California 94063

(Address of Principal Executive Offices, including zip code)

(877) 729-4269

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value of $0.0001 per share	BOX	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

☐ Emerging growth company

☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act

Item 1.01.	Entry into a Material Definitive Agreement.

Issuance and Sale of 3.0% Series A Convertible Preferred Stock

As previously reported on the Current Report on Form 8-K filed on April 8, 2021 by Box, Inc., a Delaware corporation (the “Company”), the Company entered into an Investment Agreement (the “Investment Agreement”) with Powell Investors III L.P., a Cayman Islands exempted limited partnership, KKR-Milton Credit Holdings L.P., a Cayman Islands exempted limited partnership, KKR-NYC Credit C L.P., a Delaware limited partnership, Tailored Opportunistic Credit Fund, an Australian trust and CPS Holdings (US) L.P., a Delaware limited partnership, which are managed or advised by KKR Credit Advisors (US) LLC or Affiliates thereto (collectively, “KKR”), relating to the issuance and sale of 500,000 shares of the Company’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), for an aggregate purchase price of $500 million (the “Issuance”). The Investment Agreement was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2021.

Prior to the consummation of the Issuance and as expressly contemplated by the Investment Agreement, KKR elected to syndicate a portion of the investment to certain investment partners. On May 12, 2021, the Company and KKR entered into a Joinder Agreement (the “Joinder Agreement”) with ALOHA European Credit Fund, L.P., Centerbridge Credit Partners Master, L.P., Centerbridge Special Credit Partners III-Flex, L.P., Future Fund Board of Guardians, Illinois State Board of Investment, Indiana Public Retirement System, Kennedy Lewis Capital Partners Master Fund II L.P., OHA AD Customized Credit Fund (International), L.P., OHA Artesian Customized Credit Fund I, L.P., OHA BCSS SSD II, L.P., OHA Black Bear Fund, L.P., OHA Centre Street Partnership, L.P., OHA Credit Solutions Master Fund II SPV, L.P., OHA Delaware Customized Credit Fund Holdings, L.P., OHA Delaware Customized Credit Fund-F, L.P., OHA Dynamic Credit ORCA Fund, L.P., OHA Enhanced Credit Strategies Master Fund, L.P., OHA KC Customized Credit Master Fund, L.P., OHA MPS SSD II, L.P., OHA SA Customized Credit Fund, L.P., OHA Strategic Credit Master Fund II, L.P., OHA Structured Products Master Fund D, L.P., OHA Tactical Investment Master Fund, L.P., OHAT Credit Fund, L.P., The Coca-Cola Company Master Retirement Trust (the “KKR-led Group” and collectively with KKR, the “Investors”), pursuant to which the KKR-led Group agreed to assume the obligations of KKR to purchase an aggregate of approximately $350 million of the $500 million in shares of Series A Preferred Stock to be issued in the Issuance, and each of the KKR-led Group agreed to become a “party”, “Permitted Investor Transferee”, and “Investor Party” under the Investment Agreement, be fully bound by, and subject to, all covenants, terms, conditions, obligations and provisions of the Investment Agreement applicable to a “party”, “Permitted Investor Transferee”, or an “Investor Party” and be fully entitled to all rights and interests under the Investment Agreement applicable to a “party”, “Permitted Investor Transferee”, or an “Investor Party”, in each case except as otherwise set forth in the Joinder Agreement.

On May 12, 2021 (the “Closing Date”), the Company consummated the Issuance with the Investors.

Registration Rights Agreement

On the Closing Date, in connection with the Issuance, the Company and the Investors entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company has agreed to provide to each of the Investors certain customary registration rights with respect to shares of the Company’s Series A Preferred Stock and shares of the Company’s class A common stock, par value $0.0001 per share (“Common Stock”), issued in connection with any conversion of the Series A Preferred Stock. In addition, the Company has agreed to customary indemnification provisions relating to indemnification for any material misstatements or omissions by the Company in connection with the registration of the Investors’ Common Stock and/or Series A Preferred Stock.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 10.1, and is incorporated herein by reference.

Waiver of Voting Provisions in Investment Agreement

On May 13, 2021, the Company waived compliance by the Investors with the provisions of Section 5.11 of the Investment Agreement requiring the Investors to vote in the same manner as recommended by the Board (collectively, the “Voting Requirement”) resulting in the Investors being able to vote without restriction.

The foregoing description does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the written Waiver by the Company of the Voting Requirement, which is attached hereto as Exhibit 10.3, and is incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

As described in Item 1.01, pursuant to the terms of the Investment Agreement, on the Closing Date, the Company issued 500,000 shares of Series A Preferred Stock to the Investors. This issuance and sale were exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) of the Securities Act. The Investors represented to the Company that they are “accredited investors” as defined in Rule 501 of the Securities Act and that the Series A Preferred Stock is being acquired for investment purposes and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to any certificates evidencing shares of the Series A Preferred Stock or shares of the Common Stock issued in connection with any future conversion of the Series A Preferred Stock.

Item 3.03	Material Modification to Rights of Security Holders.

The information contained in Item 1.01 with respect to the Investment Agreement and the Registration Rights Agreement and in Item 5.03 with respect to the Certificate of Designations is incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Appointment of New Director

The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

KKR has the right to designate one member of the Board at the closing of the transactions contemplated by the Investment Agreement. KKR has designated John Park as the Series A Director and, accordingly, effective as of the Closing Date, the Board has appointed Mr. Park to serve as a Class III director to serve a term expiring at the 2023 annual meeting of the Company. Upon joining the Board, the Board appointed Mr. Park to the compensation committee and audit committee of the Board. There are no arrangements or understandings between Mr. Park, on the one hand, and the Company or any other persons, on the other hand, pursuant to which Mr. Park was selected as a director.

Pursuant to the Investment Agreement, Mr. Park shall not be entitled to receive any compensation from the Company for his service. Mr. Park has executed the Company’s standard form of indemnification agreement, a copy of which has been filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 7, 2014, which provides for indemnification of the indemnitee to the fullest extent allowed by Delaware law.

Item 5.03	Amendments to Articles of Incorporation or Bylaws

Certificate of Designations Designating Series A Preferred Stock

On May 11, 2021, the Company filed with the Secretary of State of the State of Delaware a Certificate of Designations designating the Series A Preferred Stock (the “Certificate of Designations”) and establishing the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of the shares of Series A Preferred Stock. The Certificate of Designations became effective upon filing.

Conversion Rights

The Series A Preferred Stock is convertible at the option of the holders thereof at any time into shares of Common Stock at an initial conversion price of $27.00 per share. At any time after the third anniversary of the Closing Date, if the volume weighted average price of the Common Stock exceeds 200% of the conversion price set forth in the Certificate of Designations, for at least 20 trading days in any period of 30 consecutive trading days, including the last day of such trading period, at the election of the Company, all of the Series A Preferred Stock will be convertible into the relevant number of shares of Common Stock.

Voting & Consent Rights

Holders of the Series A Preferred Stock are entitled to vote with the holders of the Common Stock on an as-converted basis. Holders of the Series A Preferred Stock are entitled to a separate class vote with respect to, among other things, amendments to the Company’s organizational documents that have an adverse effect on the Series A Preferred Stock, authorizations or issuances by the Company of securities that are senior to, or equal in priority with, the Series A Preferred Stock, increases or decreases in the number of authorized shares of Series A Preferred Stock, and payments of special dividends in excess of an agreed upon amount.

Redemption Rights

At any time following the fifth anniversary of the Closing Date, the Company may redeem some or all of the Series A Preferred Stock for a per share amount in cash equal to: (i) the sum of (x) 100% of the then-current liquidation preference thereof, plus (y) all accrued and unpaid dividends, multiplied by (ii) (A) 105% if the redemption occurs at any time on or after the fifth anniversary of the Closing Date and prior to the sixth anniversary of the Closing Date, (B) 102% if the redemption occurs at any time on or after the sixth anniversary of the Closing Date and prior to the seventh anniversary of the Closing Date, and (C) 100% if the redemption occurs at any time on or after the seventh anniversary of the Closing Date.

At any time following the seventh anniversary of the Closing Date, each holder of the Series A Preferred Stock will have the right to cause the Company to redeem, ratably, in whole or, from time to time, in part, the shares of Series A Preferred Stock held by such holder for a per share amount in cash equal to the sum of (x) 100% of the then-current liquidation preference thereof, plus (y) all accrued and unpaid dividends.

Upon prior written notice of certain change of control events involving the Company, the shares of the Series A Preferred Stock shall automatically be redeemed by the Company for a repurchase price equal to the greater of (i) the value of the shares of Series A Preferred Stock as converted into Common Stock at the then-current conversion price and (ii) an amount in cash equal to 100% of the then-current liquidation preference thereof plus all accrued but unpaid dividends. In the case of clause (ii) above, the Company will also be required to pay the holders of the Series A Preferred Stock a “make-whole” premium consisting of dividends that would have otherwise accrued from the effective date of such change of control through the fifth anniversary of the Closing Date.

The foregoing description of the Certificate of Designations does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Certificate of Designations, which is attached hereto as Exhibit 3.1, and is incorporated herein by reference.

Item 8.01. Other Events.

On May 12, 2021, the Company issued a press release (the “Press Release”) announcing the closing of the Investment Agreement and the transactions contemplated by the Investment Agreement. A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

3.1	Certificate of Designations Designating the Series A Convertible Preferred Stock

10.1	Registration Rights Agreement, dated May 12, 2021, by and among the Company and ALOHA European Credit Fund, L.P., Centerbridge Credit Partners Master, L.P., Centerbridge Special Credit Partners III-Flex, L.P., CPS Holdings (US) L.P., Future Fund Board of Guardians, Illinois State Board of Investment, Indiana Public Retirement System, Kennedy Lewis Capital Partners Master Fund II L.P., KKR-Milton Credit Holdings L.P., KKR-NYC Credit C L.P., OHA AD Customized Credit Fund (International), L.P., OHA Artesian Customized Credit Fund I, L.P., OHA BCSS SSD II, L.P., OHA Black Bear Fund, L.P., OHA Centre Street Partnership, L.P., OHA Credit Solutions Master Fund II SPV, L.P., OHA Delaware Customized Credit Fund Holdings, L.P., OHA Delaware Customized Credit Fund-F, L.P., OHA Dynamic Credit ORCA Fund, L.P., OHA Enhanced Credit Strategies Master Fund, L.P., OHA KC Customized Credit Master Fund, L.P., OHA MPS SSD II, L.P., OHA SA Customized Credit Fund, L.P., OHA Strategic Credit Master Fund II, L.P., OHA Structured Products Master Fund D, L.P., OHA Tactical Investment Master Fund, L.P., OHAT Credit Fund, L.P., Powell Investors III L.P., Tailored Opportunistic Credit Fund, The Coca-Cola Company Master Retirement Trust

10.2	Joinder Agreement, dated May 12, 2021, by and among the Company, Powell Investors III L.P., a Cayman Islands exempted limited partnership, KKR-Milton Credit Holdings L.P., a Cayman Islands exempted limited partnership, KKR-NYC Credit C L.P., a Delaware limited partnership, Tailored Opportunistic Credit Fund, an Australian trust and CPS Holdings (US) L.P., a Delaware limited partnership, and ALOHA European Credit Fund, L.P., Centerbridge Credit Partners Master, L.P., Centerbridge Special Credit Partners III-Flex, L.P., Future Fund Board of Guardians, Illinois State Board of Investment, Indiana Public Retirement System, Kennedy Lewis Capital Partners Master Fund II L.P., OHA AD Customized Credit Fund (International), L.P., OHA Artesian Customized Credit Fund I, L.P., OHA BCSS SSD II, L.P., OHA Black Bear Fund, L.P., OHA Centre Street Partnership, L.P., OHA Credit Solutions Master Fund II SPV, L.P., OHA Delaware Customized Credit Fund Holdings, L.P., OHA Delaware Customized Credit Fund-F, L.P., OHA Dynamic Credit ORCA Fund, L.P., OHA Enhanced Credit Strategies Master Fund, L.P., OHA KC Customized Credit Master Fund, L.P., OHA MPS SSD II, L.P., OHA SA Customized Credit Fund, L.P., OHA Strategic Credit Master Fund II, L.P., OHA Structured Products Master Fund D, L.P., OHA Tactical Investment Master Fund, L.P., OHAT Credit Fund, L.P., The Coca-Cola Company Master Retirement Trust

10.3	Waiver of Investment Agreement, dated May 13, 2021, by the Company

99.1	Press Release, dated May 12, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 18, 2021	BOX, INC.

	By:	/s/ David Leeb
David Leeb Chief Legal Officer

Exhibit 3.1

CERTIFICATE OF DESIGNATIONS OF

SERIES A CONVERTIBLE PREFERRED STOCK,

PAR VALUE $0.0001,

OF

BOX, INC.

Pursuant to Section 151 of the Delaware General Corporation Law (as amended, supplemented or restated from time to time, the “DGCL”), BOX, INC., a corporation organized and existing under the laws of the State of Delaware (the “Company”), in accordance with the provisions of Section 103 of the DGCL, DOES HEREBY CERTIFY:

That, the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (as amended, the “Certificate of Incorporation”), authorizes the issuance of 1,100,000,000 shares of capital stock, consisting of 1,000,000,000 shares of class A common stock, par value $0.0001 per share (the “Common Stock”) and 100,000,000 shares of undesignated preferred stock, par value $0.0001 per share (“Preferred Stock”);

That, subject to the Certificate of Incorporation, the board of directors of the Company (the “Board”) is authorized to fix by resolution or resolutions the designations and the powers, including voting powers, if any, preferences and relative, participating, optional or other special rights, if any, and qualifications, limitations or restrictions thereof, of any series of Preferred Stock, and to fix the number of shares constituting any such series.

That, pursuant to the authority conferred upon the Board by the Certificate of Incorporation, the Board adopted the following resolution designating a new series of Preferred Stock as “Series A Convertible Preferred Stock”:

RESOLVED, that, pursuant to the authority vested in the Board in accordance with the provisions of Article IV of the Certificate of Incorporation and the provisions of Section 151 of the DGCL, a series of Preferred Stock of the Company is hereby authorized, and the number of shares to be included in such series, and voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of the shares of Preferred Stock included in such series, shall be as follows:

SECTION 1. Designation and Number of Shares. The shares of such series of Preferred Stock shall be designated as “Series A Convertible Preferred Stock” (the “Series A Preferred Stock”). The number of authorized shares constituting the Series A Preferred Stock shall be 500,000. That number from time to time may be increased or decreased (but not below the number of shares of Series A Preferred Stock then outstanding and subject to Section 13(b)(iii)) by further resolution duly adopted by the Board, or any duly authorized committee thereof and by the filing of a certificate pursuant to the provisions of the DGCL stating that such increase or decrease, as applicable, has been so authorized. The Company shall not have the authority to issue fractional shares of Series A Preferred Stock.

SECTION 2. Ranking. The Series A Preferred Stock will rank, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company:

(a) on a parity basis with each other class or series of Capital Stock of the Company now existing or hereafter authorized, the terms of which expressly provide that such class or series ranks on a parity basis with the Series A Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company (such Capital Stock, “Parity Stock”);

(b) junior to each other class or series of Capital Stock of the Company now existing or hereafter authorized, the terms of which expressly provide that such class or series ranks senior to the Series A Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company (such Capital Stock, “Senior Stock”); and

(c) senior to the Common Stock and each other class or series of Capital Stock of the Company now existing or hereafter authorized, the terms of which do not expressly provide that such class or series ranks on a parity basis with or senior to the Series A Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company (such Capital Stock, “Junior Stock”).

SECTION 3. Definitions. As used herein for all purposes of this Certificate of Designations:

“Accrued Dividends” means, as of any date, with respect to any share of Series A Preferred Stock, all Dividends that have accrued on such share pursuant to Section 4(b), whether or not declared, but that have not, as of such date, been paid, but excluding any Compounded Dividends.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided, however, (i) that the Company and its Subsidiaries shall not be deemed to be Affiliates of any Investor Party or any of its Affiliates, (ii) portfolio companies (as such term is customarily used among institutional investors) in which any Investor Party or any of its Affiliates has an investment (whether as debt or equity) shall not be deemed an Affiliate of such Investor Party and (iii) the Excluded Sponsor Parties shall not be deemed to be Affiliates of any Investor Party, the Company or any of the Company’s Subsidiaries. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

Any Person shall be deemed to “beneficially own”, to have “beneficial ownership” of, or to be “beneficially owning” any securities (which securities shall also be deemed “beneficially owned” by such Person) that such Person is deemed to “beneficially own” within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act; provided that any Person shall be deemed to beneficially own any securities that such Person has the right to acquire, whether or not such right is exercisable within sixty (60) days or thereafter (including assuming conversion of all Series A Preferred Stock, if any, owned by such Person to Common Stock).

“Base Redemption Price” has the meaning set forth in Section 10(a)(i).

“Board” has the meaning set forth in the recitals above.

“Business Day” means any weekday that is not a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to be closed.

“Bylaws” means the Amended and Restated Bylaws of the Company, as amended and as may be amended from time to time.

“Capital Stock” means, with respect to any Person, any and all shares of, interests in, rights to purchase, warrants to purchase, options for, participations in or other equivalents of or interests in (however designated) stock issued by such Person.

“Cash Dividend” has the meaning set forth in Section 4(c).

“Certificate of Designations” means this Certificate of Designations relating to the Series A Preferred Stock, as it may be amended from time to time.

“Certificate of Incorporation” has the meaning set forth in the recitals above.

“Change of Control” means the occurrence of one of the following, whether in a single transaction or a series of transactions:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Company, its wholly-owned Subsidiaries and the employee benefit plans of the Company and its wholly-owned Subsidiaries, who files a Schedule TO or any schedule, form or report under the Exchange Act disclosing or with respect to whom it otherwise becomes known (through public disclosure or otherwise) to the Company that such person or group has become the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority of the total voting power of the Voting Stock of the Company, other than as a result of a transaction in which (1) the holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction are substantially the same as the holders of securities that represent a majority of the Voting Stock of the surviving Person or its Parent Entity immediately following such transaction and (2) the holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction own directly or indirectly Voting Stock of the surviving Person or its Parent Entity in substantially the same proportion to each other as immediately prior to such transaction;

(b) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale, transfer or lease of all or substantially all of the assets of the Company (determined on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person, or any recapitalization, reclassification or other transaction (other than the filing of any amendment to the Certificate of Incorporation solely to change the title of the Class A Common Stock from “Class A Common Stock” to “Common Stock” or a change in par value) in which all or substantially all of the Common Stock is exchanged for or converted into cash, securities or other property, other than a transaction following which (1) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction own directly or indirectly (in substantially the same proportion to each other as immediately prior to such transaction, other than changes in proportionality as a result of any cash/stock election provided under the terms of the definitive agreement regarding such transaction) at least a majority of the voting power of the Voting Stock of the surviving Person or Parent Entity in such merger or consolidation transaction immediately after such transaction, and (2) in the case of a sale, transfer or lease of all or substantially all of the assets of the Company, other than to a Subsidiary or a Person that becomes a Subsidiary of the Company; or

(c) shares of Common Stock or shares of any other Capital Stock of the Company into which the Series A Preferred Stock is convertible are not listed for trading on any United States national securities exchange or cease to be traded in contemplation of a de-listing (other than as a result of a transaction described in clause (b) above).

“Change of Control Effective Date” has the meaning set forth in Section 9(b).

“Change of Control Purchase Date” means, with respect to each share of Series A Preferred Stock, (i) in the case of a conversion pursuant to Section 9(a), the date on which the Company issues the shares of Common Stock upon conversion of such share and (ii) in the case of a Change of Control Redemption, the date on which the Company makes the payment in full of the Change of Control Redemption Price for such share to the Holder thereof or to the Transfer Agent, irrevocably, for the benefit of such Holder.

“Change of Control Redemption” has the meaning set forth in Section 9(a).

“Change of Control Redemption Price” has the meaning set forth in Section 9(a).

“Common Stock” has the meaning set forth in the recitals above.

“close of business” means 5:00 p.m. (New York City time).

“Closing Price” of the Common Stock on any date of determination means the closing sale price or, if no closing sale price is reported, the last reported sale price, of the shares of the Common Stock on the NYSE on such date. If the Common Stock is not traded on the NYSE on any date of determination, the Closing Price of the Common Stock on such date of determination means the closing sale price as reported in the composite transactions for the principal United States securities exchange or automated quotation system on which the Common Stock is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal United States securities exchange or automated quotation system on which the Common Stock is so listed or quoted, or if the Common Stock is not so listed or quoted on a United States securities exchange or automated quotation system, the last quoted bid price for the Common Stock in the over-the-counter market as reported by OTC Markets Group Inc. or any similar organization, or, if that bid price is not available, the market price of the Common Stock on that date as determined by an Independent Financial Advisor retained by the Company for such purpose.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in the recitals above.

“Company” has the meaning set forth in the recitals above.

“Company Redemption Right” has the meaning set forth in Section 10(a)(i).

“Compounded Dividend Record Date” has the meaning set forth in Section 4(d).

“Compounded Dividend Ratio” has the meaning set forth in Section 4(c).

“Compounded Dividends” has the meaning set forth in Section 4(c).

“Constituent Person” has the meaning set forth in Section 12(a).

“Conversion Agent” means the Transfer Agent acting in its capacity as conversion agent for the Series A Preferred Stock, and its successors and assigns.

“Conversion Date” has the meaning set forth in Section 8(a).

“Conversion Notice” has the meaning set forth in Section 8(a)(i).

“Conversion Price” means, for each share of Series A Preferred Stock, a dollar amount equal to $1,000 divided by the Conversion Rate.

“Conversion Rate” means, for each share of Series A Preferred Stock, 37.0370 shares of Common Stock, subject to adjustment as set forth herein.

“Current Market Price” per share of Common Stock, as of any date of determination, means the arithmetic average of the VWAP per share of Common Stock for each of the ten (10) consecutive full Trading Days ending on the Trading Day immediately preceding such day, appropriately adjusted to take into account the occurrence during such period of any event described in Section 11.

“DGCL” has the meaning set forth in the recitals above.

“Distributed Property” has the meaning set forth in Section 11(a)(iv).

“Distribution Transaction” means any distribution of equity securities of a Subsidiary of the Company to holders of Common Stock, whether by means of a spin-off, split-off, redemption, reclassification, exchange, stock dividend, share distribution, rights offering or similar transaction.

“Dividend Payment Date” means March 31, June 30, September 30 and December 31 of each year; provided that if any such Dividend Payment Date is not a Business Day, then the applicable Dividend shall be payable on the next Business Day immediately following such Dividend Payment Date, without any interest.

“Dividend Payment Period” means in respect of any share of Series A Preferred Stock the period from and including the Issuance Date of such share to but excluding the next Dividend Payment Date and, subsequently, in each case the period from and including any Dividend Payment Date to but excluding the next Dividend Payment Date.

“Dividend Rate” means 3.0% or, to the extent and during the period with respect to which such rate has been adjusted as provided in Section 9(g), such adjusted rate.

“Dividend Record Date” has the meaning set forth in Section 4(d).

“Dividends” has the meaning set forth in Section 4(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Property” has the meaning set forth in Section 12(a).

“Excluded Repurchase” means the repurchase of up to $500,000,000 of shares of Common Stock in the aggregate by the Company as described in the Company’s public statements made in connection with the announcement of the transactions contemplated by the Investment Agreement.

“Excluded Sponsor Parties” has the meaning set forth in the Investment Agreement.

“Expiration Date” has the meaning set forth in Section 11(a)(iii).

“Fair Market Value” means, with respect to any security or other property, the fair market value of such security or other property as reasonably determined in good faith by the Board, or an authorized committee thereof, (i) after consultation with an Independent Financial Advisor, as to any security or other property with a Fair Market Value of less than $50,000,000, or (ii) otherwise using an Independent Financial Advisor to provide a valuation opinion.

“Holder” means a Person in whose name the shares of the Series A Preferred Stock are registered, which Person shall be treated by the Company, Transfer Agent, Registrar, paying agent and Conversion Agent as the absolute owner of the shares of Series A Preferred Stock for the purpose of making payment and settling conversions and for all other purposes; provided that, to the fullest extent permitted by law, no Person that has received shares of Series A Preferred Stock in violation of the Investment Agreement shall be a Holder, the Transfer Agent, Registrar, paying agent and Conversion Agent, as applicable, shall not, unless directed otherwise by the Company, recognize any such Person as a Holder and the Person in whose name the shares of the Series A Preferred Stock were registered immediately prior to such transfer shall remain the Holder of such shares.

“Holder Redemption Right” has the meaning specified in Section 10(b).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Implied Quarterly Dividend Amount” means, with respect to any share of Series A Preferred Stock, as of any date, the product of (a) the Liquidation Preference of such share on the first day of the applicable Dividend Payment Period (or in the case of the first Dividend Payment Period for such share, as of the Issuance Date of such share) multiplied by (b) one fourth of the Dividend Rate applicable on such date.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant of nationally recognized standing; provided, however, that such firm or consultant is not an Affiliate of the Company.

“Initial Change of Control Notice” has the meaning set forth in Section 9(b).

“Investment Agreement” means that certain Investment Agreement between the Company and the Investors dated as of April 7, 2021, as it may be amended, supplemented or otherwise modified from time to time, with respect to certain terms and conditions concerning, among other things, the rights of and restrictions on the Holders.

“Investors” has the meaning set forth in the Investment Agreement.

“Investor Parties” means each Investor and each Permitted Transferee of each Investor to whom shares of Series A Preferred Stock or Common Stock are transferred pursuant to Section 5.08(b)(i) of the Investment Agreement.

“Issuance Date” means, with respect to any share of Series A Preferred Stock, the date of issuance of such share.

“Junior Stock” has the meaning set forth in Section 2(c).

“Liquidation Preference” means, with respect to any share of Series A Preferred Stock, as of any date, $1,000 per share, as may be increased for any Compounded Dividends, from time to time.

“Make-Whole Amount” means an amount in cash equal to the Compounded Dividends that would have been payable on such share of Series A Preferred Stock from and after the Change of Control Purchase Date through and including the fifth (5th) anniversary of the Original Issue Date, as if such share of Series A Preferred Stock had been outstanding for such period. For the avoidance of doubt, the “Make-Whole Amount” shall not include any Accrued Dividends that are paid pursuant to Section 9(a)(y).

“Mandatory Conversion” has the meaning set forth in Section 7(a).

“Mandatory Conversion Date” has the meaning set forth in Section 7(a).

“Mandatory Conversion Price” means 200% of the Conversion Price, as adjusted pursuant to the provisions of Section 11(a). The Mandatory Conversion Price shall initially be $54.00.

“Market Disruption Event” means any of the following events:

(a) any suspension of, or limitation imposed on, trading of the Common Stock by any exchange or quotation system on which the Closing Price is determined pursuant to the definition of the term “Closing Price” (the “Relevant Exchange”) during the one-hour period prior to the close of trading for the regular trading session on the Relevant Exchange (or for purposes of determining the VWAP per share of Common Stock, any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day) and whether by reason of movements in price exceeding limits permitted by the Relevant Exchange as to securities generally, or otherwise relating to the Common Stock or options contracts relating to the Common Stock on the Relevant Exchange; or

(b) any event that disrupts or impairs (as determined by the Company in its reasonable discretion) the ability of market participants during the one-hour period prior to the close of trading for the regular trading session on the Relevant Exchange (or for purposes of determining the VWAP per share of Common Stock, any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day) in general to effect transactions in, or obtain market values for, the Common Stock on the Relevant Exchange or to effect transactions in, or obtain market values for, options contracts relating to the Common Stock on the Relevant Exchange.

“Notice of Company Redemption” has the meaning set forth in Section 10(a)(ii).

“Notice of Holder Redemption” has the meaning set forth in Section 10(b).

“Notice of Mandatory Conversion” has the meaning set forth in Section 7(b).

“NYSE” means the New York Stock Exchange.

“Officer’s Certificate” means a certificate signed by the Chief Executive Officer, the Chief Financial Officer, the Secretary, or any President or Vice President of the Company (whether or not designated by a number or numbers or word or words added before or after the title “President” or “Vice President”).

“Original Issuance Date” means the Closing Date, as defined in the Investment Agreement.

“Parent Entity” means, with respect to any Person, any other Person of which such first Person is a direct or indirect wholly owned Subsidiary.

“Parity Stock” has the meaning set forth in Section 2(a).

“Permitted Investor Transferee” has the meaning set forth in the Investment Agreement.

“Permitted Transferee” has the meaning set forth in the Investment Agreement.

“Person” means any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or any other entity.

“Preferred Stock” has the meaning set forth in the recitals above.

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which holders of Common Stock have the right to receive any cash, securities or other property or in which Common Stock is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of Common Stock entitled to receive such cash, securities or other property (whether such date is fixed by the Board or by statute, contract or otherwise).

“Redemption Date” means, with respect to each share of Series A Preferred Stock, the date on which the Company makes the payment in full of the Redemption Price for each such share either to the Holder of such share or to the Transfer Agent, irrevocably, for the benefit of such Holder.

“Redemption Price” has the meaning set forth in Section 10(a)(i).

“Registrar” means the Transfer Agent acting in its capacity as registrar for the Series A Preferred Stock, and its successors and assigns.

“Relevant Exchange” has the meaning set forth in the definition of the term “Market Disruption Event”.

“Reorganization Event” has the meaning set forth in Section 12(a).

“Required Number of Shares” has the meaning set forth in Section 9(g).

“Senior Stock” has the meaning set forth in Section 2(b).

“Series A Preferred Stock” has the meaning set forth in Section 1.

“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which (i) securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) or (ii) sufficient voting rights to elect at least a majority of the board of directors or other governing body are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Trading Day” means a Business Day on which the Relevant Exchange is scheduled to be open for business and on which there has not occurred a Market Disruption Event.

“Trading Period” has the meaning set forth in Section 7(a).

“Transfer Agent” means the Person acting as Transfer Agent, Registrar and paying agent and Conversion Agent for the Series A Preferred Stock, and its successors and assigns. The Transfer Agent initially shall be Computershare Trust Company, N.A.

“Trigger Event” has the meaning set forth in Section 11(a)(vii).

“Voting Stock” means (i) with respect to the Company, the Common Stock, the Series A Preferred Stock (subject to the limitations set forth herein) and any other Capital Stock of the Company having the right to vote generally in any election of directors of the Board and (ii) with respect to any other Person, all Capital Stock of such Person having the right to vote generally in any election of directors of the board of directors of such Person or other similar governing body.

“VWAP” per share of Common Stock on any Trading Day means the per share volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by the Company) page “BOX <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the open of trading on the relevant Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, the market price of one share of Common Stock on such Trading Day determined, using a volume-weighted average method, by an Independent Financial Advisor retained for such purpose by the Company).

SECTION 4. Dividends. (a) Holders shall be entitled to receive dividends of the type and in the amount determined as set forth in this Section 4 (such dividends, “Dividends”).

(b) Accrual of Dividends. Dividends on each share of Series A Preferred Stock (i) shall accrue on a daily basis from and including the Issuance Date of such share, whether or not declared and whether or not the Company has assets legally available to make payment thereof, at a rate equal to the Dividend Rate as further specified below and (ii) shall be payable quarterly in arrears, if, as and when authorized by the Board, or any duly authorized committee thereof, and declared by the Company, to the extent not prohibited by law, on each Dividend Payment Date, commencing on the first Dividend Payment Date following the Issuance Date of such share. The amount of Dividends accruing with respect to any share of Series A Preferred Stock for any day shall be determined by dividing (x) the Implied Quarterly Dividend Amount as of such day by (y) the actual number of days in the Dividend Payment Period in which such day falls; provided that if during any Dividend Payment Period any Compounded Dividends in respect of one or more prior Dividend Payment Periods are paid in cash, then after the date of such payment the amount of Dividends accruing with respect to any share of Series A Preferred Stock for any day shall be determined by dividing (x) the Implied Quarterly Dividend Amount (recalculated to take into account such payment of Compounded Dividends) by (y) the actual number of days in such Dividend Payment Period. The amount of Dividends payable with respect to any share of Series A Preferred Stock for any Dividend Payment Period shall equal the sum of the daily Dividend amounts accrued in accordance with the prior sentence of this Section 4(b) with respect to such share during such Dividend Payment Period. For the avoidance of doubt, for any share of Series A Preferred Stock with an Issuance Date that is not a Dividend Payment Date, the amount of Dividends payable with respect to the initial Dividend Payment Period for such share shall equal the product of (A) the daily accrual determined as specified in the prior sentence, assuming a full Dividend Payment Period in accordance with the definition of such term, and (B) the number of days from and including such Issuance Date to but excluding the next Dividend Payment Date.

(c) Payment of Dividend. With respect to any Dividend Payment Date, the Company may pay, to the extent permitted by applicable law, in its sole discretion, Dividends on each share of Series A Preferred Stock in cash (a “Cash Dividend”), if, as and when authorized by the Board, or any duly authorized committee thereof; provided that Cash Dividend payments shall be aggregated per Holder and shall be made to the nearest cent (with $.005 being rounded upward). With respect to any Dividend Payment Date for which the Company does not for any reason (including because payment of any such Cash Dividends are prohibited by law) pay in cash all Dividends that accumulated during the relevant Dividend Payment Period, any such accumulated and unpaid Dividends on a share of the Series A Preferred Stock (“Compounded Dividends”) will (whether or not earned or declared) become part of the Liquidation Preference of such share of the Series A Preferred Stock as of the applicable Dividend Payment Date. Any Compounded Dividends that remain unpaid as of any determination date shall increase the Liquidation Preference in accordance with the definition of “Liquidation Preference”. With respect to any Dividend Payment Date where the Company does not pay in cash all Dividends that accumulated during the relevant Dividend Payment Period, the proportion of any Compounded Dividend to Dividend in respect of any Holder (the “Compounded Dividend Ratio”) shall be the same as the Compounded Dividend Ratio with respect to each Dividend paid to each other Holder that is entitled to a Dividend on such Dividend Payment Date. Compounded Dividends in respect of any prior Dividend Payment Periods may be paid on any date (whether or not such date is a Dividend Payment Date) if, as and when authorized by the Board, or any duly authorized committee thereof as declared by the Company and any such payment will reduce, on a dollar-for-dollar basis, the Liquidation Preference in respect of the Series A Preferred Stock such payments are made; provided that the Company may not pay in cash any Accrued Dividends or Compounded Dividends after a Conversion Notice has been delivered to the Conversion Agent hereunder. Notwithstanding anything herein to the contrary, no Dividend may be declared unless paid in cash (it being understood that no Dividends may be declared in paid in securities or otherwise “in kind”).

(d) Record Date. The record date for payment of Dividends that are declared and paid on any relevant Dividend Payment Date will be the close of business on the fifteenth (15th) day of the calendar month which contains the relevant Dividend Payment Date (each, a “Dividend Record Date”), and the record date for payment of any Compounded Dividends that were not declared and paid on any relevant Dividend Payment Date will be the close of business on the date that is established by the Board, or a duly authorized committee thereof, as such, which will not be more than forty-five (45) days prior to the date on which such Dividends are paid (each, an “Compounded Dividend Record Date”), in each case whether or not such day is a Business Day.

(e) Priority of Dividends. So long as any shares of Series A Preferred Stock remain outstanding, unless full Dividends and Compounded Dividends on all outstanding shares of Series A Preferred Stock that have accrued from and including the date of issuance have been declared and paid in cash, or have been or contemporaneously are declared and a sum sufficient for the payment of those Dividends and Compounded Dividends has been or is set aside for the benefit of the Holders, the Company may not declare any cash dividend on, or make any cash distributions relating to, Junior Stock or Parity Stock, or redeem, purchase, acquire (either directly or through any Subsidiary) or make a liquidation payment relating to, any Junior Stock or Parity Stock, other than:

(i) purchases, redemptions or other acquisitions of shares of Junior Stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of current or former employees, officers, directors or consultants;

(ii) purchases of Junior Stock through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock;

(iii) as a result of an exchange or conversion of any class or series of Parity Stock or Junior Stock for any other class or series of Parity Stock (in the case of Parity Stock) or Junior Stock (in the case of Parity Stock or Junior Stock);

(iv) purchases of fractional interests in shares of Parity Stock or Junior Stock pursuant to the conversion or exchange provisions of such Parity Stock or Junior Stock or the security being converted or exchanged;

(v) payment of any dividends in respect of Junior Stock where the dividend is in the form of the same stock or rights to purchase the same stock as that on which the dividend is being paid;

(vi) distributions of Junior Stock or rights to purchase Junior Stock; or

(vii) any dividend in connection with the implementation of a shareholders’ rights or similar plan, or the redemption, repurchase or exchange of any rights under any such plan.

Notwithstanding the foregoing, for so long as any shares of Series A Preferred Stock remain outstanding, if dividends are not declared and paid in full upon the shares of Series A Preferred Stock and any Parity Stock, all dividends declared upon shares of Series A Preferred Stock and any Parity Stock will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that all accrued and unpaid dividends as of the end of the most recent Dividend Payment Period per share of Series A Preferred Stock and accrued and unpaid dividends as of the end of the most recent dividend period per share of any Parity Stock bear to each other.

(f) Participating Dividends. Subject to the provisions of this Section 4, dividends or distribution may be authorized by the Board, or any duly authorized committee thereof, and declared and paid by the Company, or any duly authorized committee thereof, on any Junior Stock and Parity Stock from time to time (a “Common Dividend”); provided that at the time of such authorization, the Board or such committee authorizes an equivalent dividend or distribution on the Series A Preferred Stock (a “Participating Dividend”) such that (1) the Record Date and the payment date for such Participating Dividend occur on the same respective date as the Record Date and payment date for such Common Dividend and (2) the kind and amount of consideration payable per share of Series A Preferred Stock in such Participating Dividend is the same kind and amount of consideration that would be payable in the Common Dividend in respect of a number of shares of Common Stock that would be issuable upon conversion of a share of Series A Preferred Stock (pursuant to Section 6 without regard to any of the limitations on convertibility contained therein) immediately prior to the Record Date for such Common Dividend.

(g) Conversion Following a Record Date. If the Conversion Date for any shares of Series A Preferred Stock is prior to the close of business on a Dividend Record Date or a Compounded Dividend Record Date, the Holder of such shares will not be entitled to any dividend in respect of such Dividend Record Date or Compounded Dividend Record Date, as applicable, other than through the inclusion of Accrued Dividends and Compounded Dividends in the Liquidation Preference as of the Conversion Date in the calculation under Section 6(a) or Section 7(a), as applicable. Subject to the last sentence of Section 4(c), if the Conversion Date for any shares of Series A Preferred Stock is after the close of business on a Dividend Record Date or an Compounded Dividend Record Date but prior to the corresponding payment date for such dividend, the Holder of such shares as of such Dividend Record Date or Compounded Dividend Record Date, as applicable, shall be entitled to receive such dividend, notwithstanding the conversion of such shares prior to the applicable Dividend Payment Date; provided that the amount of such Dividend or Compounded Dividend shall not be included for the purpose of determining the amount of Accrued Dividends or the Liquidation Preference under Section 6(a) or Section 7(a), as applicable, with respect to such Conversion Date.

SECTION 5. Liquidation Rights. (a) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the Holders shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Company may be made to or set aside for the holders of any Junior Stock, and subject to the rights of the holders of any Senior Stock or Parity Stock and the rights of the Company’s existing and future creditors, to receive in full a liquidating distribution in cash and in the amount per share of Series A Preferred Stock equal to the greater of (i) the sum of (A) the Liquidation Preference plus (B) the Accrued Dividends with respect to such share of Series A Preferred Stock as of the date of such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company and (ii) the amount such Holders would have received had such Holders, immediately prior to such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, converted such shares of Series A Preferred Stock into Common Stock (pursuant to Section 6 without regard to any of the limitations on convertibility contained therein). Holders shall not be entitled to any further payments in the event of any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company other than what is expressly provided for in this Section 5 and will have no right or claim to any of the Company’s remaining assets.

(b) Partial Payment. If in connection with any distribution described in Section 5(a) above, the assets of the Company or proceeds therefrom are not sufficient to pay in full the aggregate liquidating distributions required to be paid pursuant to Section 5(a) to all Holders and the liquidating distributions payable to all holders of any Parity Stock, the amounts distributed to the Holders and to the holders of all such Parity Stock shall be paid pro rata in accordance with the respective aggregate liquidating distributions to which they would otherwise be entitled if all amounts payable thereon were paid in full.

(c) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Company shall not be deemed a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, nor shall the merger, consolidation, statutory exchange or any other business combination transaction of the Company into or with any other Person or the merger, consolidation, statutory exchange or any other business combination transaction of any other Person into or with the Company be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

SECTION 6. Right of the Holders to Convert.

(a) Each Holder shall have the right, at such Holder’s option, subject to the conversion procedures set forth in Section 8, to convert each share of such Holder’s Series A Preferred Stock at any time into (i) the number of shares of Common Stock equal to the quotient of (A) the sum of the Liquidation Preference and the Accrued Dividends with respect to such share of Series A Preferred Stock as of the applicable Conversion Date divided by (B) the Conversion Price as of the applicable Conversion Date plus (ii) cash in lieu of fractional shares as set out in Section 11(h); provided that no such conversion by any Holder shall be permitted until the expiration or early termination of the applicable waiting period, if any, under the HSR Act with respect to any conversion of the Series A Preferred Stock by such Holder. The right of conversion may be exercised as to all or any portion of such Holder’s Series A Preferred Stock from time to time; provided that, in each case, no right of conversion may be exercised by a Holder in respect of fewer than 1,000 shares of Series A Preferred Stock (unless such conversion relates to all shares of Series A Preferred Stock held by such Holder).

(b) The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of the Series A Preferred Stock, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Series A Preferred Stock then outstanding. Any shares of Common Stock issued upon conversion of Series A Preferred Stock shall be duly authorized, validly issued, fully paid and nonassessable.

SECTION 7. Mandatory Conversion by the Company. (a)    So long as a Shelf Registration Statement (as defined in the Registration Rights Agreement) is in effect (to the extent it is required to be in effect under the Registration Rights Agreement), at any time after the three (3) year anniversary of the Original Issuance Date, if the VWAP per share of Common Stock was greater than the Mandatory Conversion Price for (x) each of at least twenty (20) Trading Days in any period of thirty (30) consecutive Trading Days (such thirty (30) consecutive Trading Day period, the “Trading Period”) and (y) the last Trading Day of such Trading Period, the Company may elect to convert (a “Mandatory Conversion”) all of the outstanding shares of Series A Preferred Stock into shares of Common Stock (the date selected by the Company for any Mandatory Conversion pursuant to this Section 7(a), the “Mandatory Conversion Date”). In the case of a Mandatory Conversion, each share of Series A Preferred Stock then outstanding shall be converted into (i) the number of shares of Common Stock equal to the quotient of (A) the sum of the Liquidation Preference and the Accrued Dividends with respect to such share of Series A Preferred Stock as of the Mandatory Conversion Date divided by (B) the Conversion Price of such share in effect as of the Mandatory Conversion Date plus (ii) cash in lieu of fractional shares as set out in Section 11(h).

(b) Notice of Mandatory Conversion. If the Company elects to effect a Mandatory Conversion, the Company shall, within ten (10) Business Days following the completion of the applicable thirty (30) day Trading Period referred to in Section 7(a) above, provide notice of the Mandatory Conversion to each Holder (such notice, a “Notice of Mandatory Conversion”). For the avoidance of doubt, a Notice of Mandatory Conversion does not limit a Holder’s right to convert on a Conversion Date prior to the Mandatory Conversion Date. The Mandatory Conversion Date selected by the Company shall be no less than ten (10) Business Days and no more than twenty (20) Business Days after the date on which the Company provides the Notice of Mandatory Conversion to the Holders. The Notice of Mandatory Conversion shall state, as appropriate:

(i) the Mandatory Conversion Date selected by the Company; and

(ii) the Conversion Rate as expected to be in effect on the Mandatory Conversion Date, the number of shares Series A Preferred Stock to be converted from such Holder, the number of shares of Common Stock to be issued to such Holder upon conversion of each such share of Series A Preferred Stock and the Liquidation Preference and amount of Accrued Dividends expected as of the Mandatory Conversion Date.

SECTION 8. Conversion Procedures and Effect of Conversion. (a) Conversion Procedure. A Holder must do each of the following in order to convert shares of Series A Preferred Stock pursuant to this Section 8(a):

(i) in the case of a conversion pursuant to Section 6(a), complete and manually sign the conversion notice provided by the Conversion Agent (the “Conversion Notice”), and deliver such notice to the Conversion Agent; provided that a Conversion Notice may be conditional on the completion of a Change of Control or other corporate transaction;

(ii) deliver to the Conversion Agent the certificate or certificates (if any) representing the shares of Series A Preferred Stock to be converted;

(iii) if required, furnish appropriate endorsements and transfer documents; and

(iv) if required, pay any stock transfer, documentary, stamp or similar taxes not payable by the Company pursuant to Section 21.

The “Conversion Date” means (A) with respect to conversion of any shares of Series A Preferred Stock at the option of any Holder pursuant to Section 6(a), the date on which such Holder complies with the procedures in this Section 8(a) (including the satisfaction of any conditions to conversion set forth in the Conversion Notice) and (B) with respect to Mandatory Conversion pursuant to Section 7(a), the Mandatory Conversion Date.

(b) Effect of Conversion. Effective immediately prior to the close of business on the Conversion Date applicable to any shares of Series A Preferred Stock, Dividends shall no longer accrue or be declared on any such shares of Series A Preferred Stock, and such shares of Series A Preferred Stock shall cease to be outstanding.

(c) Record Holder of Underlying Securities as of Conversion Date. The Person or Persons entitled to receive the Common Stock and, to the extent applicable, cash, securities or other property issuable upon conversion of Series A Preferred Stock on a Conversion Date shall be treated for all purposes as the record holder(s) of such shares of Common Stock and/or cash, securities or other property as of the close of business on such Conversion Date. As promptly as practicable on or after the Conversion Date and, if applicable, compliance by the applicable Holder with the relevant procedures contained in Section 8(a) (and in any event no later than three (3) Trading Days thereafter; provided however that, if a written notice from the Holder in accordance with Section 8(a)(i) specifies a date of delivery for any shares of Common Stock, such shares shall be delivered on the date so specified, which shall be no earlier than the second (2nd) Business Day immediately following the date of such notice and no later than the seventh (7th) Business Day thereafter), the Company shall issue the number of whole shares of Common Stock issuable upon conversion (and deliver payment of cash in lieu of fractional shares as set out in Section 11(h)) and, to the extent applicable, any cash, securities or other property issuable thereon. Such delivery of shares of Common Stock, securities or other property shall be made by book-entry or, at the request of the Holder, by delivering a notice to the Conversion Agent, through the facilities of The Depositary Trust Company or in certificated form. Any such certificate or certificates shall be delivered by the Company to the appropriate Holder on a book-entry basis, through the facilities of The Depositary Trust Company, or by mailing certificates evidencing the shares to the Holders, in each case at their respective addresses as set forth in the Conversion Notice (in the case of a conversion pursuant to Section 6(a)) or in the records of the Company or as set forth in a notice from the Holder to the Conversion Agent, as applicable (in the case of a Mandatory Conversion). In the event that a Holder shall not by written notice designate the name in which shares of Common Stock (and payments of cash in lieu of fractional shares) and, to the extent applicable, cash, securities or other property to be delivered upon conversion of shares of Series A Preferred Stock should be registered or paid, or the manner in which such shares, cash, securities or other property should be delivered, the Company shall be entitled to register and deliver such shares, securities or other property, and make such payment, in the name of the Holder and in the manner shown on the records of the Company.

(d) Status of Converted or Reacquired Shares. Shares of Series A Preferred Stock converted in accordance with this Certificate of Designations, or otherwise acquired by the Company in any manner whatsoever, shall be retired promptly after the conversion or acquisition thereof and shall not be reissued as shares of such series. All such shares shall, upon their retirement and any filing required by the DGCL, become authorized but unissued shares of Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series by the Board pursuant to the provisions of the Certificate of Incorporation.

(e) Partial Conversion. In case any certificate for shares of Series A Preferred Stock shall be surrendered for partial conversion, the Company shall, at its expense, execute and deliver to or upon the written order of the Holder of the certificate so surrendered a new certificate for the shares of Series A Preferred Stock not converted.

SECTION 9. Change of Control. (a) Holder Rights Upon Change of Control. Upon the occurrence of a Change of Control, each Holder of outstanding shares of Series A Preferred Stock may, at such Holder’s election, effective as of immediately prior to the Change of Control, convert all or a portion of its shares of Series A Preferred Stock pursuant to Section 6(a), provided that if the Holder does not make such an election with respect to all of its shares of Series A Preferred Stock, the Company shall redeem (the “Change of Control Redemption”) all of such Holder’s shares of Series A Preferred Stock that have not been so converted at a purchase price per share of Series A Preferred Stock, payable in cash, equal to the greater of (A) the sum of (x) the Liquidation Preference of such share of Series A Preferred Stock, plus (y) the Accrued Dividends in respect of such share of Series A Preferred Stock as of the applicable Change of Control Purchase Date plus (z) if the Change of Control occurs before the fifth (5th) anniversary of the Original Issue Date, the Make-Whole Amount and (B) the amount of cash and the Fair Market Value of any other property that the Holder would have received if such Holder had converted such share of Series A Preferred Stock into Common Stock immediately prior to the Change of Control (the greater of (A) and (B), the “Change of Control Redemption Price”); provided that the Company shall only be required to pay the Change of Control Redemption Price to the extent such purchase can be made out of funds legally available therefor in accordance with Section 9(g).

(b) Initial Change of Control Notice. On or before the twentieth (20th) Business Day prior to the effective date of a Change of Control (the “Change of Control Effective Date”) (or, if later, promptly after the Company discovers that a Change of Control may occur), a written notice (the “Initial Change of Control Notice”) shall be sent by or on behalf of the Company to the Holders as they appear in the records of the Company, which notice shall contain (i) the date on which the Change of Control is anticipated to be effected (or, if applicable, the date on which a Schedule TO or other schedule, form or report disclosing a Change of Control was filed), (ii) a description of the material terms and conditions of the Change of Control and (iii) the then applicable Conversion Rate. No later than ten (10) Business Days prior to the Change of Control Effective Date as set forth in the Initial Change of Control Notice (or, if the Change of Control has already occurred as provided in the Initial Change of Control Notice, promptly, but no later than the tenth (10th) Business Day following receipt thereof), any Holder that desires to exercise its rights pursuant to Section 9(a) shall notify the Company in writing thereof and shall specify (x) whether such Holder is electing to exercise its right to convert all or a portion of its shares of Series A Preferred Stock pursuant to Section 9(a), and (y) the number of shares of Series A Preferred Stock subject thereto.

(c) Final Change of Control Redemption Notice. Within two (2) days prior to the Change of Control Effective Date (or if the Company discovers later than such date that a Change of Control has occurred, promptly following the date of such discovery), a final written notice shall be sent by or on behalf of the Company to the Holders as they appear in the records of the Company on the Business Day immediately prior to the date such notice is sent, which notice shall contain:

(i) a statement setting forth in reasonable detail the calculation of the Change of Control Redemption Price with respect to such Holder;

(ii) the Change of Control Purchase Date, which shall be no later than 60 days after such notice is sent; provided, that a reasonable amount of time shall be provided between delivery of such notice and the Change of Control Purchase Date to allow such Holder to comply with the instructions delivered pursuant to Section 9(c)(iii) below; and

(iii) the instructions a Holder must follow to receive the Change of Control Redemption Price in connection with such Change of Control.

(d) Change of Control Redemption Procedure. To receive the Change of Control Redemption Price, a Holder must surrender to the Transfer Agent in accordance with the instructions delivered pursuant to Section 9(c)(iii), the certificates representing the shares of Series A Preferred Stock to be repurchased by the Company or lost stock affidavits therefor, to the extent applicable.

(e) Delivery upon Change of Control Redemption. Upon a Change of Control Redemption, subject to Section 9(g) and Section 9(j) below, the Company (or its successor) shall deliver or cause to be delivered to the Holder by wire transfer of immediately available funds, the Change of Control Redemption Price for such Holder’s shares of Series A Preferred Stock.

(f) Treatment of Shares. Until a share of Series A Preferred Stock is redeemed by the payment or deposit in full of the applicable Change of Control Redemption Price as provided in Section 9(i), such share of Series A Preferred Stock will remain outstanding and will be entitled to all of the powers, designations, preferences and other rights provided herein; provided that no such shares of Series A Preferred Stock may be converted into shares of Common Stock following the Change of Control Effective Date.

(g) Sufficient Funds. If the Company shall not have sufficient funds legally available under the DGCL to redeem all shares of Series A Preferred Stock required under Section 9(a) (the “Required Number of Shares”), the Company shall (i) redeem, pro rata among the Holders (for the avoidance of doubt, other than any shares that have been converted into Common Stock in accordance with Section 9(a)), a number of shares of Series A Preferred Stock with an aggregate Change of Control Redemption Price equal to the amount legally available for the purchase of shares of Series A Preferred Stock under the DGCL and (ii) purchase any shares of Series A Preferred Stock not purchased because of the foregoing limitations at the applicable Change of Control Redemption Price as soon as practicable after the Company is able to make such purchase out of assets legally available for the purchase of such share of Series A Preferred Stock. The inability of the Company (or its successor) to make a purchase payment for any reason shall not relieve the Company (or its successor) from its obligation to effect any required purchase when, as and if permitted by applicable law. If the Company fails to pay the Change of Control Redemption Price in full when due in accordance with this Section 9 in respect of some or all of the shares or Series A Preferred Stock to be repurchased pursuant to the Change of Control Redemption, the Company will pay Dividends on such shares not repurchased at a Dividend Rate of 8% per annum until such shares are repurchased, payable quarterly in arrears on each Dividend Payment Date, for the period from and including the first Dividend Payment Date (or the Issuance Date, as applicable) upon which the Company fails to pay the Change of Control Redemption Price in full when due in accordance with this Section 9 through but not including the latest of the day upon which the Company pays the Change of Control Redemption Price in full in accordance with this Section 9; provided, that, if the Company does not have sufficient funds legally available under the DGCL to pay such Dividends in cash as required by this sentence, such Dividends will accrue with respect to the applicable shares of Series A Preferred Stock pursuant to Section 4. Notwithstanding the foregoing, in the event a Holder exercises a Change of Control Redemption pursuant to this Section 9 at a time when the Company is restricted or prohibited (contractually or otherwise) from redeeming some or all of the Series A Preferred Stock subject to the Change of Control Redemption, the Company will use its commercially reasonable efforts to obtain the requisite consents to remove or obtain an exception or waiver to such restrictions or prohibition. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to comply with its obligations under this Section 9.

(h) Change of Control Agreements. The Company shall not enter into any agreement for a transaction constituting a Change of Control unless (i) such agreement provides for or does not interfere with or prevent (as applicable) the exercise by the Holders of their Change of Control Redemption in a manner that is consistent with and gives effect to this Section 9, and (ii) the acquiring or surviving Person in such Change of Control represents or covenants, in form and substance reasonably satisfactory to the Board acting in good faith, that at the closing of such Change of Control that such Person shall have sufficient funds (which may include, without limitation, cash and cash equivalents on the Company’s balance sheet, the proceeds of any debt or equity financing, available lines of credit or uncalled capital commitments) to consummate such Change of Control and the payment of the Change of Control Redemption Price in respect of shares of Series A Preferred Stock that have not been converted into Common Stock prior to the Change of Control Effective Date pursuant to Section 6, Section 7 or this Section 9, as applicable.

(i) With respect to any share of Series A Preferred Stock to be redeemed by the Company pursuant to the Change of Control Redemption and which has been redeemed in accordance with the provisions of this Section 9, or for which the Company has irrevocably deposited an amount equal to the Change of Control Redemption Price in respect of such share with the Transfer Agent, (i) Dividends shall cease to accrue on such share, (ii) such share shall no longer be deemed outstanding and (iii) all rights with respect to such share shall cease and terminate other than the rights of the Holder thereof to receive the Change of Control Redemption Price therefor.

(j) Notwithstanding anything to the contrary contained in this Section 9, in the event of a Change of Control Redemption, the Company shall only pay the Change of Control Redemption Price in cash required above after paying in full in cash all obligations of the Company and its subsidiaries under any credit agreement, indenture or similar agreement evidencing indebtedness for borrowed money (including the termination of all commitments to lend, to the extent required by such credit agreement, indenture or similar agreement), which requires prior payment of the obligations thereunder (and termination of commitments thereunder, if applicable) as a condition to the payment of such Change of Control Redemption Price in cash.

SECTION 10. Redemption. (a) Redemption at the Option of the Company.

(i) At any time on or after the five (5)-year anniversary of the Original Issuance Date, the Company shall have the right (the “Company Redemption Right”) to redeem, ratably, in whole or, from time to time in part, the shares of Series A Preferred Stock of any Holder outstanding at such time at a redemption price equal to (A) the sum of (x) the Liquidation Preference of the shares of Series A Preferred Stock to be redeemed plus (y) the Accrued Dividends with respect to such shares of Series A Preferred Stock as of the applicable Redemption Date (such price, the “Base Redemption Price”), multiplied by (B) (1) if the Redemption Date occurs at any time on or after the fifth (5th) anniversary of the Original Issuance Date and prior to the sixth (6th) anniversary of the Original Issuance Date, 105%, (2) if the Redemption Date occurs at any time on or after the sixth (6th) anniversary of the Original Issuance Date and prior to the seventh (7th) anniversary of the Original Issuance Date, 102%, or (3) if the Redemption Date occurs at any time on or after the seventh (7th) anniversary of the Original Issuance Date, 100% (such price, the “Redemption Price”). Notwithstanding the foregoing, the Company will not exercise the Company Redemption Right, or otherwise send a Notice of Company Redemption, in respect of the redemption of any Series A Preferred Stock pursuant to this Section 10 unless the Company has sufficient funds legally available to fully pay the Redemption Price in respect of all shares of Series A Preferred Stock called for redemption. The Redemption Price shall be payable in cash. If fewer than all of the shares of Series A Preferred Stock then outstanding are to be redeemed pursuant to this Section 10(a), then such redemption shall occur on a pro rata basis with respect to all Holders based on the total number of shares of Series A Preferred Stock then held by such Holder relative to the total number of shares of Series A Preferred Stock then outstanding.

(ii) To exercise the Company Redemption Right pursuant to this Section 10(a), the Company shall deliver written notice thereof (a “Notice of Company Redemption”) to the Holders and the Transfer Agent at least ten (10) days prior to the Redemption Date designated therein for such redemption.    The Notice of Company Redemption shall contain instructions whereby Holders will surrender to the Transfer Agent certificates (if any) representing all shares of Series A Preferred Stock specified in the Notice of Company Redemption to be redeemed by the Company. The Company shall deliver or cause to be delivered to each Holder that has complied with the instructions set forth in such Notice of Company Redemption, cash by wire transfer in an amount equal to the Redemption Price of the shares of Series A Preferred Stock in respect of which such Holder has complied with such instructions in accordance herewith.

(iii) Prior to any Redemption, each Holder of outstanding shares of Series A Preferred Stock may, at such Holder’s election, effective prior to such Redemption on a date designated by the Holder, convert all or a portion of its shares of Series A Preferred Stock pursuant to Section 6(a).

(b) At any time on or after the seven (7)-year anniversary of the Original Issuance Date, each Holder shall have the right (the “Holder Redemption Right”) to cause the Company to redeem, ratably, in whole or, from time to time in part, the shares of Series A Preferred Stock of such Holder outstanding at such time at a redemption price equal to the Base Redemption Price. To exercise the Holder Redemption Right pursuant to this Section 10(b), a Holder shall deliver written notice thereof (a “Notice of Holder Redemption”) to the Company (which may be delivered prior to the seven (7)-year anniversary of the Original Issuance Date and provide for a redemption on or after the seven (7)-year anniversary of the Original Issuance Date). The Company shall notify all other Holders of the receipt of such notice within five (5) days following receipt of the Notice of Holder Redemption and in such notice set out the date on which the Company shall redeem the shares of Series A Preferred Stock set forth in the Notice of Holder Redemption and any other shares for which the Company receives a Notice of Holder Redemption, which shall be no less than ten (10) days from the date of such notice, and no more than twenty (20) days from the date of such notice. For the avoidance of doubt, any Holder can deliver multiple Notices of Holder Redemption, and the foregoing is not intended to limit the number of such Notices that a Holder may deliver.

(c) Effect of Redemption. With respect to any share of Series A Preferred Stock specified to be redeemed by the Company pursuant to the Company Redemption Right or the Holder Redemption Right and which has been redeemed in accordance with the provisions of this Section 10, or for which the Company has irrevocably deposited an amount equal to the Redemption Price in respect of such share with the Transfer Agent, then (i) Dividends shall cease to accrue on such share, (ii) such share shall no longer be deemed outstanding and (iii) all rights with respect to such share shall cease and terminate.

(d) Partial Redemption. In the event that the Company Redemption Right or Holder Redemption Right is exercised with respect to shares of Series A Preferred Stock representing less than all the shares of Series A Preferred Stock held by a Holder, upon such redemption and following such Holder’s surrender to the Transfer Agent of certificates (if any) representing such shares of Series A Preferred Stock specified to be redeemed by the Company, the Company shall execute and the Transfer Agent shall countersign and deliver to such Holder, at the expense of the Company, a certificate representing the shares of Series A Preferred Stock held by the Holder as to which a Company Redemption Right or Holder Redemption Right was not exercised (or book-entry interests representing such shares).

SECTION 11. Anti-Dilution Adjustments. (a) Adjustments. The Conversion Rate will be subject to adjustment, without duplication, upon the occurrence of the following events, except that the Company shall not make any adjustment to the Conversion Rate if Holders of the Series A Preferred Stock participate, at the same time and upon the same terms as holders of Common Stock and solely as a result of holding shares of Series A Preferred Stock, in any transaction described in this Section 11(a), without having to convert their Series A Preferred Stock, as if they held a number of shares of Common Stock equal to the number of shares of Common Stock into which the shares of Series A Preferred Stock held by such Holder are convertible pursuant to Section 6 (determined without regard to any of the limitations on convertibility contained therein):

(i) The issuance of Common Stock as a dividend or distribution to all or substantially all holders of Common Stock, or a subdivision or combination of Common Stock or a reclassification of Common Stock into a greater or lesser number of shares of Common Stock, in which event the Conversion Rate shall be adjusted based on the following formula:

CR1 = CR0 x (OS1 / OS0)

CR0    =     the Conversion Rate in effect immediately prior to the close of business on (i) the Record Date for such dividend or distribution, or (ii) the effective date of such subdivision, combination or reclassification

CR1    =     the new Conversion Rate in effect immediately after the close of business on (i) the Record Date for such dividend or distribution, or (ii) the effective date of such subdivision, combination or reclassification

OS0    =     the number of shares of Common Stock outstanding immediately prior to the close of business on (i) the Record Date for such dividend or distribution or (ii) the effective date of such subdivision, combination or reclassification

OS1    =     the number of shares of Common Stock that would be outstanding immediately after, and solely as a result of, the completion of such event

Any adjustment made pursuant to this clause (i) shall be effective immediately after the close of business on the Record Date for such dividend or distribution, or the effective date of such subdivision, combination or reclassification. If any such event is announced or declared but does not occur, the Conversion Rate shall be readjusted, effective as of the date the Board announces that such event shall not occur, to the Conversion Rate that would then be in effect if such event had not been declared.

(ii) The dividend, distribution or other issuance to all or substantially all holders of Common Stock of rights (other than rights, options or warrants distributed in connection with a stockholder rights plan (in which event the provisions of Section 11(a)(vii) shall apply)), options or warrants entitling them to subscribe for or purchase shares of Common Stock for a period expiring forty-five (45) days or less from the date of issuance thereof, at a price per share that is less than the Current Market Price as of the Record Date for such issuance, in which event the Conversion Rate will be increased based on the following formula:

CR1 = CR0 x [(OS0+X) / (OS0+Y)]

CR0 = the Conversion Rate in effect immediately prior to the close of business on the Record Date for such dividend, distribution or issuance

CR1 = the new Conversion Rate in effect immediately following the close of business on the Record Date for such dividend, distribution or issuance

OS0 = the number of shares of Common Stock outstanding immediately prior to the close of business on the Record Date for such dividend, distribution or issuance

X = the total number of shares of Common Stock issuable pursuant to such rights, options or warrants

Y = the number of shares of Common Stock equal to the aggregate price payable to exercise such rights, options or warrants divided by the Current Market Price as of the Record Date for such dividend, distribution or issuance.

For purposes of this clause (ii), in determining whether any rights, options or warrants entitle the holders to purchase the Common Stock at a price per share that is less than the Current Market Price as of the Record Date for such dividend, distribution or issuance, there shall be taken into account any consideration the Company receives for such rights, options or warrants, and any amount payable on exercise thereof, with the value of such consideration, if other than cash, to be the Fair Market Value thereof.

Any adjustment made pursuant to this clause (ii) shall become effective immediately following the close of business on the Record Date for such dividend, distribution or issuance. In the event that such rights, options or warrants are not so issued, the Conversion Rate shall be readjusted, effective as of the date the Board publicly announces its decision not to issue such rights, options or warrants, to the Conversion Rate that would then be in effect if such dividend, distribution or issuance had not been declared. To the extent that such rights, options or warrants are not exercised prior to their expiration or shares of Common Stock are otherwise not delivered pursuant to such rights, options or warrants upon the exercise of such rights, options or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the adjustments made upon the dividend, distribution or issuance of such rights, options or warrants been made on the basis of the delivery of only the number of shares of Common Stock actually delivered.

(iii) The Company or one or more of its Subsidiaries purchases Common Stock pursuant to a tender offer or exchange offer (other than an Excluded Repurchase or exchange offer that constitutes a Distribution Transaction subject to Section 11(a)(v)) by the Company or a Subsidiary of the Company for all or any portion of the Common Stock, or otherwise acquires Common Stock (except (1) in an open market purchase in compliance with Rule 10b-18 promulgated under the Exchange Act, (2) through an “accelerated share repurchase” on customary terms, (3) in connection with tax withholding upon vesting or settlement of options, restricted stock units, performance share units or other similar equity awards or upon forfeiture or cashless exercise of options or other equity awards or (4) an Excluded Repurchase) (a “Covered Repurchase”), if the cash and value of any other consideration included in the payment per share of Common Stock validly tendered, exchanged or otherwise acquired through a Covered Repurchase exceeds the arithmetic average of the VWAP per share of Common Stock for each of the ten (10) consecutive full Trading Days commencing on, and including, the Trading Day next succeeding the last day on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended) or shares of Common Stock are otherwise acquired through a Covered Repurchase (the “Expiration Date”), in which event the Conversion Rate shall be increased based on the following formula:

CR1 = CR0 x [(FMV + (SP1 x OS1)) / (SP1 x OS0)]

CR0    =    the Conversion Rate in effect immediately prior to the close of business on the Expiration Date

CR1    =    the new Conversion Rate in effect immediately after the close of business on the Expiration Date

FMV    =    the Fair Market Value, on the Expiration Date, of all cash and any other consideration paid or payable for all shares validly tendered or exchanged and not withdrawn, or otherwise acquired through a Covered Repurchase, as of the Expiration Date

OS0    =    the number of shares of Common Stock outstanding immediately prior to the last time tenders or exchanges may be made pursuant to such tender or exchange offer (including the shares to be purchased in such tender or exchange offer) or shares are otherwise acquired through a Covered Repurchase

OS1    =    the number of shares of Common Stock outstanding immediately after the last time tenders or exchanges may be made pursuant to such tender or exchange offer (after giving effect to the purchase of shares in such tender or exchange offer) or shares are otherwise acquired through a Covered Repurchase

SP1    =    the arithmetic average of the VWAP per share of Common Stock for each of the ten (10) consecutive full Trading Days commencing on, and including, the Trading Day next succeeding the Expiration Date

Such adjustment shall become effective immediately after the close of business on the Expiration Date. If an adjustment to the Conversion Rate is required under this Section 11(a)(iii), delivery of any additional shares of Common Stock that may be deliverable upon conversion as a result of an adjustment required under this Section 11(a)(iii) shall be delayed to the extent necessary in order to complete the calculations provided for in this Section 11(a)(iii).

In the event that the Company or any of its Subsidiaries is obligated to purchase Common Stock pursuant to any such tender offer, exchange offer or other commitment to acquire shares of Common Stock through a Covered Repurchase but is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Rate shall be readjusted to be the Conversion Rate that would have been then in effect if such tender offer, exchange offer or Covered Repurchase had not been made.

For the avoidance of doubt, the repurchase of shares of Common Stock described in this Section 11(a)(iii) shall constitute a Covered Repurchase solely to the extent such repurchase exceeds the aggregate amount in the definition of “Excluded Repurchase”.

(iv) The Company shall, by dividend or otherwise, distribute to all or substantially all holders of its Common Stock (other than for cash in lieu of fractional shares), shares of any class of its Capital Stock, evidences of its indebtedness, assets, other property or securities, but excluding (A) dividends or distributions referred to in Section 11(a)(i) or Section 11(a)(ii) hereof, (B) Distribution Transactions as to which Section 11(a)(v) shall apply, (C) dividends or distributions paid exclusively in cash as to which Section 11(a)(vi) shall apply and (D) rights, options or warrants distributed in connection with a stockholder rights plan as to which Section 11(a)(vii) shall apply (any of such shares of its Capital Stock, indebtedness, assets or property that are not so excluded are hereinafter called the “Distributed Property”), then, in each such case the Conversion Rate shall be increased based on the following formula:

CR1 = CR0 x [SP0 / (SP0 - FMV)]

CR0    =    the Conversion Rate in effect immediately prior to the close of business on the Record Date for such dividend or distribution

CR1    =    the new Conversion Rate in effect immediately after the close of business on the Record Date for such dividend or distribution

SP0    =    the Current Market Price as of the Record Date for such dividend or distribution

FMV    =    the Fair Market Value of the portion of Distributed Property distributed with respect to each outstanding share of Common Stock on the Record Date for such dividend or distribution; provided that, if FMV is equal or greater than SP0, then in lieu of the foregoing adjustment, the Company shall distribute to each holder of Series A Preferred Stock on the date the applicable Distributed Property is distributed to holders of Common Stock, but without requiring such holder to convert its shares of Series A Preferred Stock, in respect of each share of Series A Preferred Stock held by such holder, the amount of Distributed Property such holder would have received had such holder owned a number of shares of Common Stock equal to the Conversion Rate on the Record Date for such dividend or distribution

Any adjustment made pursuant to this clause (iv) shall be effective immediately after the close of business on the Record Date for such dividend or distribution. If any such dividend or distribution is declared but does not occur, the Conversion Rate shall be readjusted, effective as of the date the Board announces that such dividend or distribution shall not occur, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(v) The Company effects a Distribution Transaction, in which case the Conversion Rate in effect immediately prior to the effective date of the Distribution Transaction shall be increased based on the following formula:

CR1 = CR0 x [(FMV + MP0) / MP0]

CR0    =    the Conversion Rate in effect immediately prior to the close of business on the effective date of the Distribution Transaction

CR1    =    the new Conversion Rate in effect immediately after the close of business on the effective date of the Distribution Transaction

FMV    =    the arithmetic average of the volume-weighted average prices for a share of the capital stock or other interest distributed to holders of Common Stock on the principal United States securities exchange or automated quotation system on which such capital stock or other interest trades, as reported by Bloomberg (or, if Bloomberg ceases to publish such price, any successor service chosen by the Company) in respect of the period from the open of trading on the relevant Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, the market price of one share of such capital stock or other interest on such Trading Day determined, using a volume-weighted average method, by an Independent Financial Advisor retained for such purpose by the Company), for each of the ten consecutive full Trading Days commencing with, and including, the effective date of the Distribution Transaction

MP0    =    the arithmetic average of the VWAP per share of Common Stock for each of the ten (10) consecutive full Trading Days commencing on, and including, the effective date of the Distribution Transaction

Such adjustment shall become effective immediately following the close of business on the effective date of the Distribution Transaction. If an adjustment to the Conversion Rate is required under this Section 11(a)(v), delivery of any additional shares of Common Stock that may be deliverable upon conversion as a result of an adjustment required under this Section 11(a)(v) shall be delayed to the extent necessary in order to complete the calculations provided for in this Section 11(a)(v).

(vi) The Company makes a cash dividend or distribution to all or substantially all holders of the Common Stock, the Conversion Rate shall be increased based on the following formula:

CR1 = CR0 x [SP0 / (SP0 – C)]

CR0    =    the Conversion Rate in effect immediately prior to the close of business on the Record Date for such dividend or distribution

CR1    =    the new Conversion Rate in effect immediately after the close of business on the Record Date for such dividend or distribution

SP0    =    the Current Market Price as of the Record Date for such dividend or distribution

C    =    the amount in cash per share of Common Stock the Company distributes to all or substantially all holders of its Common Stock; provided that, if C is equal or greater than SP0, then in lieu of the foregoing adjustment, the Company shall pay to each holder of Series A Preferred Stock on the date the applicable cash dividend or distribution is made to holders of Common Stock, but without requiring such holder to convert its shares of Series A Preferred Stock, in respect of each share of Series A Preferred Stock held by such holder, the amount of cash such holder would have received had such holder owned a number of shares of Common Stock equal to the Conversion Rate on the Record Date for such dividend or distribution

Any adjustment made pursuant to this clause (vi) shall be effective immediately after the close of business on the Record Date for such dividend or distribution. If any dividend or distribution is declared but not paid, the Conversion Rate shall be readjusted, effective as of the date the Board announces that such dividend or distribution will not be paid, to the Conversion Rate that would then be in effect if such had dividend or distribution not been declared.

(vii) If the Company has a stockholder rights plan in effect with respect to the Common Stock on any Conversion Date, upon conversion of any shares of the Series A Preferred Stock, Holders of such shares will receive, in addition to the applicable number of shares of Common Stock, the rights under such rights plan relating to such Common Stock, unless, prior to such Conversion Date, the rights have (i) become exercisable or (ii) separated from the shares of Common Stock (the first of such events to occur, a “Trigger Event”), in which case, the Conversion Rate will be adjusted, effective automatically at the time of such Trigger Event, as if the Company had made a distribution of such rights to all holders of Common Stock as described in Section 11(a)(ii) (without giving effect to the forty-five (45) day limit on the exercisability of rights, options or warrants ordinarily subject to such Section 11(a)(ii)), subject to appropriate readjustment in the event of the expiration, termination or redemption of such rights prior to the exercise, deemed exercise or exchange thereof. Notwithstanding the foregoing, to the extent any such stockholder rights are exchanged by the Company for shares of Common Stock or other property or securities, the Conversion Rate shall be appropriately readjusted as if such stockholder rights had not been issued, but the Company had instead issued such shares of Common Stock or other property or securities as a dividend or distribution of shares of Common Stock pursuant to Section 11(a)(i) or Section 11(a)(iv), as applicable.

To the extent that such rights are not exercised prior to their expiration, termination or redemption, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the adjustments made upon the occurrence of the Trigger Event been made on the basis of the issuance of, and the receipt of the exercise price with respect to, only the number of shares of Common Stock actually issued pursuant to such rights.

Notwithstanding anything to the contrary in this Section 11(a)(vii), no adjustment shall be required to be made to the Conversion Rate with respect to any Holder which is, or is an “affiliate” or “associate” of, an “acquiring person” under such stockholder rights plan or with respect to any direct or indirect transferee of such Holder who receives Series A Preferred Stock in such transfer after the time such Holder becomes, or its affiliate or associate becomes, such an “acquiring person”.

(b) Calculation of Adjustments. All adjustments to the Conversion Rate shall be calculated by the Company to the nearest 1/10,000th of one share of Common Stock (or if there is not a nearest 1/10,000th of a share, to the next lower 1/10,000th of a share). No adjustment to the Conversion Rate will be required unless such adjustment would require an increase or decrease of at least one percent of the Conversion Rate; provided, however, that any such adjustment that is not required to be made will be carried forward and taken into account in any subsequent adjustment; provided, further that any such adjustment of less than one percent that has not been made will be made upon any Conversion Date or redemption or repurchase date.

(c) When No Adjustment Required. (i) Except as otherwise provided in this Section 11, the Conversion Rate will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing, or for the repurchase of Common Stock.

(ii) Except as otherwise provided in this Section 11, the Conversion Rate will not be adjusted as a result of the issuance of, the distribution of separate certificates representing, the exercise or redemption of, or the termination or invalidation of, rights pursuant to any stockholder rights plans.

(iii) No adjustment to the Conversion Rate will be made:

(A) upon the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on securities of the Company and the investment of additional optional amounts in Common Stock under any plan in which purchases are made at market prices on the date or dates of purchase, without discount, and whether or not the Company bears the ordinary costs of administration and operation of the plan, including brokerage commissions;

(B) upon the issuance of any shares of Common Stock or options or rights to purchase such shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of its Subsidiaries or of any employee agreements or arrangements or programs, including, without limitation, the Company’s 2015 Equity Incentive Plan;

(C) upon the issuance of any shares of Common Stock pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security, including the Series A Preferred Stock; or

(D) for a change in the par value of the Common Stock.

(d) Successive Adjustments. After an adjustment to the Conversion Rate under this Section 11, any subsequent event requiring an adjustment under this Section 11 shall cause an adjustment to each such Conversion Rate as so adjusted.

(e) Multiple Adjustments. For the avoidance of doubt, if an event occurs that would trigger an adjustment to the Conversion Rate pursuant to this Section 11 under more than one subsection hereof, such event, to the extent fully taken into account in a single adjustment, shall not result in multiple adjustments hereunder; provided, however, that if more than one subsection of this Section 11 is applicable to a single event, the subsection shall be applied that produces the largest adjustment.

(f) Notice of Adjustments. Whenever the Conversion Rate is adjusted as provided under this Section 11, the Company shall as soon as reasonably practicable following the occurrence of an event that requires such adjustment (or if the Company is not aware of such occurrence, as soon as reasonably practicable after becoming so aware):

(i) compute the adjusted applicable Conversion Rate in accordance with this Section 11 and prepare and transmit to the Conversion Agent an Officer’s Certificate setting forth the applicable Conversion Rate, the method of calculation thereof, and the facts requiring such adjustment and upon which such adjustment is based; and

(ii) provide a written notice to the Holders of the occurrence of such event and a statement in reasonable detail setting forth the method by which the adjustment to the applicable Conversion Rate was determined and setting forth the adjusted applicable Conversion Rate.

(g) Conversion Agent. The Conversion Agent shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist that may require any adjustment of the Conversion Rate or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed in making the same. The Conversion Agent shall be fully authorized and protected in relying on any Officer’s Certificate delivered pursuant to this Section 11(g) and any adjustment contained therein and the Conversion Agent shall not be deemed to have knowledge of any adjustment unless and until it has received such certificate. The Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any shares of Common Stock, or of any securities or property, that may at the time be issued or delivered with respect to any Series A Preferred Stock and the Conversion Agent makes no representation with respect thereto. The Conversion Agent shall not be responsible for any failure of the Company to issue, transfer or deliver any shares of Common Stock pursuant to the conversion of Series A Preferred Stock or to comply with any of the duties, responsibilities or covenants of the Company contained in this Section 11.

(h) Fractional Shares. No fractional shares of Common Stock will be delivered to the Holders upon conversion. In lieu of fractional shares otherwise issuable, the Holders will be entitled to receive, at the Company’s sole discretion, either (i) an amount in cash equal to the fraction of a share of Common Stock multiplied by the Closing Price of the Common Stock on the Trading Day immediately preceding the applicable Conversion Date or (ii) one additional whole share of Common Stock. In order to determine whether the number of shares of Common Stock to be delivered to a Holder upon the conversion of such Holder’s shares of Series A Preferred Stock will include a fractional share, such determination shall be based on the aggregate number of shares of Series A Preferred Stock of such Holder that are being converted and/or issued on any single Conversion Date or Change of Control Purchase Date.

SECTION 12. Adjustment for Reorganization Events.

(a) Reorganization Events. In the event of:

(i) any reclassification, statutory exchange, merger, consolidation or other similar business combination of the Company with or into another Person, in each case, pursuant to which at least a majority of the total voting power of the Voting Stock of the Company is changed or converted into, or exchanged for, cash, securities or other property of the Company or another Person;

(ii) any sale, transfer, lease or conveyance to another Person of all or a majority of the property and assets of the Company, in each case pursuant to which the Common Stock is converted into cash, securities or other property; or

(iii) any statutory exchange of securities of the Company with another Person (other than in connection with a merger or acquisition) or reclassification, recapitalization or reorganization of the Common Stock into other securities;

other than, in each case, any such transaction that constitutes a Change of Control, with respect to which, for the avoidance of doubt, the provisions of Section 9 shall apply (each of which is referred to as a “Reorganization Event”), each share of Series A Preferred Stock outstanding immediately prior to such Reorganization Event will, without the consent of the Holders and subject to Section 12(d) and Section 13(b), remain outstanding but shall become convertible into, out of funds legally available therefor, the number, kind and amount of securities, cash and other property (the “Exchange Property”) (without any interest on such Exchange Property and without any right to dividends or distribution on such Exchange Property which have a record date that is prior to the applicable Conversion Date) that the Holder of such share of Series A Preferred Stock would have received in such Reorganization Event had such Holder converted its shares of Series A Preferred Stock into the applicable number of shares of Common Stock immediately prior to the effective date of the Reorganization Event using the Conversion Rate applicable immediately prior to the effective date of the Reorganization Event and the Liquidation Preference applicable at the time of such subsequent conversion; provided that the foregoing shall not apply if such Holder is a Person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be (any such Person, a “Constituent Person”), or an Affiliate of a Constituent Person, to the extent such Reorganization Event provides for different treatment of Common Stock held by such Constituent Persons or such Affiliate thereof. If the kind or amount of securities, cash and other property receivable upon such Reorganization Event is not the same for each share of Common Stock held immediately prior to such Reorganization Event by a Person (other than a Constituent Person or an Affiliate thereof), then for the purpose of this Section 12(a), the kind and amount of securities, cash and other property receivable upon conversion following such Reorganization Event will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Stock.

(b) Successive Reorganization Events. The above provisions of this Section 12 shall similarly apply to successive Reorganization Events and the provisions of Section 11 shall apply to any shares of Capital Stock received by the holders of the Common Stock in any such Reorganization Event.

(c) Reorganization Event Notice. The Company (or any successor) shall, no less than thirty (30) days prior to the anticipated effective date of any Reorganization Event, provide written notice to the Holders of such occurrence of such event and of the kind and amount of the cash, securities or other property that constitutes the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section 12.

(d) Reorganization Event Agreements. The Company shall not enter into any agreement for a transaction constituting a Reorganization Event unless (i) such agreement provides for or does not interfere with or prevent (as applicable) conversion of the Series A Preferred Stock into the Exchange Property in a manner that is consistent with and gives effect to this Section 12, and (ii) to the extent that the Company is not the surviving corporation in such Reorganization Event or will be dissolved in connection with such Reorganization Event, proper provision shall be made in the agreements governing such Reorganization Event for the conversion of the Series A Preferred Stock into Capital Stock of the Person surviving such Reorganization Event or such other continuing entity in such Reorganization Event.

SECTION 13. Voting Rights.

(a) General. Except as provided in Section 13(b), Holders of shares of Series A Preferred Stock shall be entitled to vote as a single class with the holders of the Common Stock and the holders of any other class or series of Capital Stock of the Company then entitled to vote with the Common Stock on all matters submitted to a vote of the holders of Common Stock (and, if applicable, holders of any other class or series of Capital Stock of the Company); provided that no Holder of shares of Series A Preferred Stock shall be entitled to vote with the holders of Common Stock or any other class or series of Capital Stock of the Company until the expiration or early termination of the applicable waiting period under the HSR Act, if a filing under the HSR Act is required for such Holder with respect to either its acquisition of such shares of Series A Preferred Stock or any conversion of the Series A Preferred Stock. Each Holder shall be entitled to the number of votes equal to the product of (i) the largest number of whole shares of Common Stock into which all shares of Series A Preferred Stock could be converted pursuant to Section 6 multiplied by (ii) a fraction the numerator of which is the number of shares of Series A Preferred Stock held by such Holder and the denominator of which is the aggregate number of issued and outstanding shares of Series A Preferred Stock, in each case, at and calculated as of the record date for the determination of stockholders entitled to vote or consent on such matters or, if no such record date is established, at and as of the date such vote or consent is taken or any written consent of stockholders is first executed. The Holders shall be entitled to notice of any meeting of holders of Common Stock in accordance with the Certificate of Incorporation and Bylaws of the Company.

(b) Adverse Changes. The affirmative vote or consent of the Holders of at least a majority of the shares of Series A Preferred Stock outstanding at such time, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating any of the following actions, whether or not such approval is required pursuant to the DGCL:

(i) any amendment, alteration or repeal (whether by merger, consolidation or otherwise) of any provision of the Certificate of Incorporation (including this Certificate of Designations) or Bylaws that would have an adverse effect on the rights, preferences, privileges or voting power of the Series A Preferred Stock or the Holder thereof;

(ii) any amendment or alteration (whether by merger, consolidation or otherwise) of, or any supplement (whether by a certificate of designations or otherwise) to, the Certificate of Incorporation or any provision thereof, or any other action to authorize or create, or increase the number of authorized or issued shares of, or any securities convertible into shares of, or reclassify any security into, or issue, any Parity Stock or Senior Stock or any other class or series of Capital Stock of the Company ranking senior to, or on a parity basis with, the Series A Preferred Stock as to dividend rights or rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company;

(iii) any increase or decrease in the authorized number of shares of Series A Preferred Stock or issuance of shares of Series A Preferred Stock after the Issuance Date; and

(iv) any dividend on the Common Stock that is a one-time special dividend of $100,000,000 or more (in cash or measured by the Fair Market Value of the property being distributed in the dividend).

provided, however, (A) that, with respect to the occurrence of any of the events set forth in clause (i) above, so long as (1) the Series A Preferred Stock remains outstanding with the terms thereof materially unchanged, or (2) the holders of the Series A Preferred Stock receive equity securities with rights, preferences, privileges and voting power substantially the same as those of the Series A Preferred Stock, then the occurrence of such event shall not be deemed to adversely affect such rights, preferences, privileges or voting power of the Series A Preferred Stock, and in such case such holders shall not have any voting rights with respect to the occurrence of any of the events set forth in clause (i) above and (B) that the authorization or creation of, or the increase in the number of authorized or issued shares of, or any securities convertible into shares of, or the reclassification of any security (other than the Series A Preferred Stock) into, or the issuance of, Junior Stock will not require the vote the holders of the Series A Preferred Stock.

For purposes of this Section 13, the filing in accordance with applicable law of a certificate of designations or any similar document setting forth or changing the designations, powers, preferences, rights, qualifications, limitations and restrictions of any class or series of stock of the Company shall be deemed an amendment to the Certificate of Incorporation.

(c) Notwithstanding anything to the contrary in this Certificate of Designations, any amendment, alteration or repeal (whether by merger, consolidation or otherwise) of any provision of the Certificate of Incorporation (including this Certificate of Designations) or Bylaws that adversely affects the Conversion Price, Conversion Rate, Liquidation Preference, Dividend Rate, Make-Whole Amount, Change of Control Redemption, Change of Control Redemption Price, Company Redemption Right, Base Redemption Price, Redemption Price or the Holder Redemption Right shall not be effective as to the shares of Series A Preferred Stock held by any Holder without the consent of such Holder.

(d) Each Holder of Series A Preferred Stock will have one vote per share on any matter on which Holders of Series A Preferred Stock are entitled to vote separately as a class, whether at a meeting or by written consent.

(e) The affirmative vote or consent of the Holders of a majority of the shares of Series A Preferred Stock outstanding at such time, voting together as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be sufficient to waive or amend the provisions of Section 9(h) of this Certificate of Designations, and any amendment or waiver of any of the provisions of Section 9(h) approved by such percentage of the Holders shall be binding on all of the Holders.

(f) For the avoidance of doubt and notwithstanding anything to the contrary in the Certificate of Incorporation or Bylaws of the Company, the Holders of Series A Preferred Stock shall have the exclusive consent and voting rights set forth in Section 13(b) and may take action or consent to any action with respect to such rights without a meeting by delivering a consent in writing or by electronic transmission of the Holders of the Series A Preferred Stock entitled to cast not less than the minimum number of votes that would be necessary to authorize, take or consent to such action at a meeting of stockholders.

SECTION 14. RESERVED.

SECTION 15. Preemptive Rights. Except for the right to participate in any issuance of new equity securities by the Company as set forth in the Investment Agreement, the Holders shall not have any preemptive rights.

SECTION 16. Term. Except as expressly provided in this Certificate of Designations, the shares of Series A Preferred Stock shall not be redeemable or otherwise mature and the term of the Series A Preferred Stock shall be perpetual.

SECTION 17. Creation of Capital Stock. Subject to Section 13(b)(ii) or Section 13(b)(iii), the Board, or any duly authorized committee thereof, without the vote of the Holders, may authorize and issue additional shares of Capital Stock of the Company.

SECTION 18. No Sinking Fund. Shares of Series A Preferred Stock shall not be subject to or entitled to the operation of a retirement or sinking fund.

SECTION 19. Transfer Agent, Conversion Agent, Registrar and Paying Agent. The duly appointed Transfer Agent, Conversion Agent, Registrar and paying agent for the Series A Preferred Stock shall be Computershare Trust Company, N.A.. The Company may, in its sole discretion, appoint any other Person to serve as Transfer Agent, Conversion Agent, Registrar or paying agent for the Series A Preferred Stock and thereafter may remove or replace Computershare Trust Company, N.A. or such other Person at any time. Upon any such appointment or removal, the Company shall send notice thereof to the Holders.

SECTION 20. Replacement Certificates. (a) Mutilated, Destroyed, Stolen and Lost Certificates. If physical certificates evidencing the Series A Preferred Stock are issued, the Company shall replace any mutilated certificate at the Holder’s expense upon surrender of that certificate to the Transfer Agent. The Company shall replace certificates that become destroyed, stolen or lost at the Holder’s expense upon delivery to the Company and the Transfer Agent of satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be required by the Transfer Agent and the Company.

(b) Certificates Following Conversion. If physical certificates representing the Series A Preferred Stock are issued, the Company shall not be required to issue replacement certificates representing shares of Series A Preferred Stock on or after the Conversion Date applicable to such shares (except if any certificate for shares of Series A Preferred Stock shall be surrendered for partial conversion, the Company shall, at its expense, execute and deliver to or upon the written order of the Holder of the certificate so surrendered a new certificate for the shares of Series A Preferred Stock not converted). In place of the delivery of a replacement certificate following the applicable Conversion Date, the Transfer Agent, upon receipt of the satisfactory evidence and indemnity described in clause (a) above, shall deliver certificates representing the shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock formerly evidenced by the physical certificate.

SECTION 21. Taxes. (a) Transfer Taxes. The Company shall pay any and all stock transfer, documentary, stamp and similar taxes that may be payable in respect of any issuance or delivery of shares of Series A Preferred Stock or shares of Common Stock or other securities issued on account of Series A Preferred Stock pursuant hereto or certificates representing such shares or securities. However, in the case of conversion of Series A Preferred Stock, the Company shall not be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Series A Preferred Stock, shares of Common Stock or other securities to a beneficial owner other than the beneficial owner of the Series A Preferred Stock immediately prior to such conversion, and shall not be required to make any such issuance, delivery or payment unless and until the Person otherwise entitled to such issuance, delivery or payment has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid or is not payable.

(b) Withholding; Tax Treatment. All payments and distributions (or deemed distributions) on the shares of Series A Preferred Stock (and on the shares of Common Stock received upon their conversion) shall be subject to withholding and backup withholding of taxes to the extent required by law, subject to applicable exemptions, and amounts withheld, if any, shall be treated as received by the Holders. Absent a change in law or a contrary determination (as defined in Section 1313(a) of the Code), the Holders and the Company agree not to treat (i) the Series A Preferred Stock as “preferred stock” within the meaning of Section 305 of the Code and Treasury Regulation Section 1.305-5 for United States federal income tax and withholding tax purposes, and shall not take a position inconsistent with such treatment and (ii) any Accrued Dividends, Compounded Dividends or any accrued amounts thereon as a dividend for U.S. federal income tax purposes and applicable state and local tax purposes unless and until such dividends are declared and paid as Cash Dividends.

SECTION 22. Notices. All notices referred to herein shall be in writing and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three (3) Business Days after the mailing thereof if sent by registered or certified mail with postage prepaid, or by private courier service addressed: (i) if to the Company, to its office at Box, Inc., 900 Jefferson Avenue, Redwood City, CA 94063 (Attention: Chief Financial Officer), (ii) if to any Holder, to such Holder at the address of such Holder as listed in the stock record books of the Company (which may include the records of the Transfer Agent) or (iii) to such other address as the Company or any such Holder, as the case may be, shall have designated by notice similarly given.

SECTION 23. Facts Ascertainable. When the terms of this Certificate of Designations refers to a specific agreement or other document to determine the meaning or operation of a provision hereof, the Secretary of the Company shall maintain a copy of such agreement or document at the principal executive offices of the Company and a copy thereof shall be provided free of charge to any Holder who makes a request therefor. The Secretary of the Company shall also maintain a written record of the Issuance Date, the number of shares of Series A Preferred Stock issued to a Holder and the date of each such issuance, and shall furnish such written record free of charge to any Holder who makes a request therefor.

SECTION 24. Waiver. Notwithstanding any provision in this Certificate of Designations to the contrary, any provision contained herein and any right of the Holders of Series A Preferred Stock granted hereunder may be waived as to all shares of Series A Preferred Stock (and the Holders thereof) upon the vote or written consent of the Holders of a majority of the shares of Series A Preferred Stock then outstanding; provided that any waiver that adversely affects the Conversion Price, Conversion Rate, Liquidation Preference, Dividend Rate, Make-Whole Amount, Change of Control Redemption, Change of Control Redemption Price, Company Redemption Right, Base Redemption Price, Redemption Price or the Holder Redemption Right shall not be effective as to the shares of Series A Preferred Stock held by any Holder without the consent of such Holder.

SECTION 25. Severability. If any term of the Series A Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other terms set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term herein set forth will be deemed dependent upon any other such term unless so expressed herein.

SECTION 26. Business Opportunities. To the fullest extent permitted by Section 122(17) of the DGCL (or any successor provision) and except as may be otherwise expressly agreed in writing by the Company and the Investor Parties, the Company, on behalf of itself and its Subsidiaries, renounces any interest or expectancy of the Company and its Subsidiaries in, or in being offered an opportunity to participate in, business opportunities, that are from time to time presented to the Investor Parties or any of their respective officers, representatives, directors, agents, stockholders, members, partners, Affiliates, Subsidiaries (other than the Company and its Subsidiaries), or any of their respective designees on the Company’s Board and/or any of their respective representatives who, from time to time, may act as officers of the Company, even if the opportunity is one that the Company or its Subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and no such person shall be liable to the Company or any of its Subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Company or its Subsidiaries unless, in the case of any such person who is a director or officer of the Company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of the Company. Any Person purchasing or otherwise acquiring any interest in any shares of Capital Stock of the Company shall be deemed to have notice of and consented to the provisions of this Section 26. Neither the alteration, amendment or repeal of this Section 26, nor the adoption of any provision of the Certificate of Incorporation or this Certificate of Designations inconsistent with this Section 26, nor, to the fullest extent permitted by Delaware law, any modification of law, shall eliminate or reduce the effect of this Section 26 in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Section 26, would accrue or arise, prior to such alteration, amendment, repeal, adoption or modification. If any provision or provisions of this Section 26 shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Section 26 (including, without limitation, each portion of any paragraph of this Section 26 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) to the fullest extent possible, the provisions of this Section 26 (including, without limitation, each such portion of any paragraph of this Section 26 containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Company to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Company to the fullest extent permitted by law. This Section 26 shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director, officer, employee or agent of the Company under the Certificate of Incorporation, the Bylaws, any other agreement between the Company and such director, officer, employee or agent or applicable law.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations to be executed this 11th day of May, 2021.

BOX, INC.

By:	/s/ Aaron Levie
Name: Aaron Levie
Title: Chief Executive Officer

[Signature Page to Certificate of Designations]

Exhibit 10.1

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT, dated as of May 12, 2021 (the “Agreement”), by and among Box, Inc., a Delaware corporation (the “Company”) and the persons listed on the signature pages hereto. The parties signatory hereto other than the Company and any other party that may become a party hereto pursuant to Section 9(c) are referred to collectively as the “Stockholders” and individually each as a “Stockholder”.

RECITALS

WHEREAS, the Company and the Investor are parties (directly or indirectly) to the Investment Agreement, dated as of April 7, 2021 (as amended from time to time, the “Investment Agreement”), pursuant to which the Company is selling to the Investor Groups, and the Investor Groups are purchasing from the Company, an aggregate of 500,000 shares of Series A Preferred Stock (the “Series A Preferred Stock”), which is convertible into shares of Common Stock;

WHEREAS, as a condition to the obligations of the Company and the Investor Groups under the Investment Agreement, the Company and the Investor Groups are entering into this Agreement for the purpose of granting certain registration and other rights to the Stockholders.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual promises hereinafter set forth, the parties hereto agree as follows:

AGREEMENT

1.    Definitions. As used in this Agreement, the following capitalized terms shall have the following respective meanings:

“Adverse Disclosure” means public disclosure of material non-public information that, in the good faith judgment of the Company (after consultation with external legal counsel): (i) would be required to be made in any Registration Statement or report filed with the SEC by the Company so that such registration statement would not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading; (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement; and (iii) the Company has a bona fide business purpose for not disclosing publicly.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including its correlative meanings, “controlling”, “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“as converted basis” means with respect to the outstanding shares of Common Stock as of any date, all outstanding shares of Common Stock calculated on a basis in which all shares of Common Stock issuable upon conversion of the outstanding shares of Series A Preferred Stock (at the Conversion Rate in effect on such date as set forth in the Certificate of Designations) are assumed to be outstanding as of such date.

“Business Day” or “business day” means any day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by law to be closed.

“Certificate of Designations” means the Certificate of Designations setting forth voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of the Series A Preferred Stock, dated as of the date hereof.

“Charitable Gifting Event” means any transfer by a Holder, or any subsequent transfer by such Holder’s members, partners or other employees, in connection with a bona fide gift to any Charitable Organization made in connection with sales of Registrable Securities by a Holder pursuant to an effective registration statement.

“Charitable Organization” means a charitable organization as described by Section 501(c)(3) of the Internal Revenue Code of 1986, as in effect from time to time.

“Common Stock” means all shares currently or hereafter existing of the Company’s class A common stock, par value $0.0001 per share.

“Conversion Rate” has the meaning set forth in the Certificate of Designations.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor statute thereto and the rules and regulations of the SEC promulgated thereunder.

“FINRA” means the Financial Industry Regulatory Authority.

“Holdback Period” means the period commencing on the date of an underwriters’ request (which shall be no earlier than four (4) Business Days prior to the expected “pricing” of the related underwritten offering) and continuing for not more than ninety (90) calendar days after the date of the final prospectus (or final prospectus supplement if the offering is made pursuant to a shelf registration), pursuant to which such underwritten offering shall be made, or such lesser period as is required by such underwriters (which shall also apply equally to all Holders).

“Holder” means any Stockholder holding Registrable Securities.

“Investor Group” means the KKR Investor Group, the Permitted Investor Transferee Group 1, the Permitted Investor Transferee Group 2 or the Permitted Investor Transferee Group 3, as applicable.

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“KKR Investor Group” means, collectively, each of the Stockholders listed in Schedule I hereto indicated as a “KKR Investor” under the heading “Investor Group” and any of their respective Permitted Transferees.

“Lock-Up Period” has the meaning set forth in the Investment Agreement.

“NYSE” means the New York Stock Exchange.

“Permitted Investor Transferee Group 1” means, collectively, each of the Stockholders listed in Schedule I hereto indicated as a “Permitted Investor Transferee Group 1” under the heading “Investor Group” and any of their respective Permitted Transferees.

“Permitted Investor Transferee Group 2” means, collectively, each of the Stockholders listed in Schedule I hereto indicated as a “Permitted Investor Transferee Group 2” under the heading “Investor Group” and any of their respective Permitted Transferees.

“Permitted Investor Transferee Group 3” means, collectively, each of the Stockholders listed in Schedule I hereto indicated as a “Permitted Investor Transferee Group 3” under the heading “Investor Group” and any of their respective Permitted Transferees.

“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof, any other form of entity or any group comprised of two or more of the foregoing.

“Prospectus” means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

“register”, “registered” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement or the automatic effectiveness of such registration statement, as applicable.

“Registrable Securities” means, as of any date of determination, any shares of Series A Preferred Stock issued pursuant to the Investment Agreement and any shares of Common Stock issued pursuant to the conversion of any shares of Series A Preferred Stock, and any other securities issued or issuable with respect to any such shares of Common Stock or Series A Preferred Stock by way of share split, share dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise. As to any particular Registrable Securities, once issued, such securities shall cease to be Registrable Securities when (i) they are sold pursuant to an effective Registration Statement under the Securities Act, (ii) they are sold pursuant to Rule 144 (or other exemption from registration under the Securities Act), (iii) in the

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case of any shares of Common Stock held by a Holder, all shares of Common Stock held by such Holder, on an as converted basis, constitute less than 1% of all outstanding shares of Common Stock and may be sold in a single day pursuant to, and in accordance with, subsection (k) of Rule 144, (iv) they shall have ceased to be outstanding or (v) they have been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of the securities.

“Registration Statement” means any registration statement of the Company filed with the SEC under the Securities Act which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Requisite Investor Groups” means at least two Investor Groups, unless only one Investor Group holds Registrable Securities, in which case “Requisite Investor Groups” shall mean such Investor Group.

“Rule 144” means Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

“SEC” means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange Act.

“Securities Act” means the Securities Act of 1933, as amended, and any successor statute thereto and the rules and regulations of the SEC promulgated thereunder.

2.    Incidental Registrations.

(a)    Right to Include Registrable Securities. If, following the expiration of the Lock-Up Period, the Company proposes to register its Common Stock under the Securities Act (other than pursuant to a Registration Statement filed by the Company on Form S-4 or S-8, or any successor or other forms promulgated for similar purposes or filed solely in connection with an exchange offer or any employee benefit or dividend reinvestment plan), whether or not for sale for its own account, in a manner which would permit registration of Registrable Securities for sale to the public under the Securities Act, it will, at each such time, give prompt written notice to all Holders of its intention to do so and of such Holders’ rights under this Section 2. Upon the written request of any such Holder made within seven (7) calendar days after the receipt of any such notice (which request shall specify the Registrable Securities intended to be disposed of by such Holder), the Company will use its reasonable best efforts to effect the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register by the Holders thereof, to the extent required to permit the disposition of the Registrable Securities so to be registered; provided that (i) if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the Registration Statement filed in connection with such registration, the Company shall determine for any reason not to proceed with the proposed registration of the securities to be sold by it, the Company may, at its election, give written notice of such determination to each Holder and, thereupon, shall be

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relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the registration expenses pursuant to Section 6 hereof in connection therewith), without prejudice to the rights of the Holders to request that such registration be effected as a registration under Section 3, and (ii) if such registration involves an underwritten offering, all Holders requesting to be included in the Company’s registration and to participate in the underwritten offering must sell their Registrable Securities to the underwriters selected by the Company on the same terms and conditions as apply to the Company, with such differences, including any with respect to indemnification and liability, as are customary in combined primary and secondary offerings by the Company and the Investor Groups. If a registration requested pursuant to this Section 2(a) involves an underwritten public offering, any Holder requesting to be included in such registration may elect, in writing at least two business days prior to the effective date of the Registration Statement filed in connection with such registration or, in the case of a takedown from a Shelf Registration Statement, prior to the launch of such takedown, not to register such securities in connection with such registration. The Company shall not be required to maintain the effectiveness of the Registration Statement for a registration requested pursuant to this Section 2(a) beyond the earlier to occur of (i) 180 calendar days after the effective date thereof and (ii) consummation of the distribution by the Holders of the Registrable Securities included in such Registration Statement. Any Holder who has elected to sell Registrable Securities in an offering pursuant to this Section 2 shall be permitted to withdraw from such registration by written notice to the Company if the price to the public at which the Registrable Securities are proposed to be sold will be less than 90% of the average closing price of the class of stock being sold in the offering during the 10 trading days preceding the date on which the notice of such offering was given pursuant to this Section 2(a).

(b)    Priority in Incidental Registrations. The Company shall use reasonable efforts to cause the managing underwriter or underwriters of a proposed underwritten offering to permit Holders who have requested to include Registrable Securities in such offering to include in such offering all Registrable Securities so requested to be included on the same terms and conditions as any other shares of capital stock, if any, of the Company included in the offering. Notwithstanding the foregoing, if the managing underwriter or underwriters of such underwritten offering have informed the Company in writing that it is their good faith opinion that the total amount of securities that are intended to be included in such offering is such as to adversely affect the success of such offering (including adversely affect the per-share offering price), then the amount of securities to be offered shall be reduced to the amount recommended by such managing underwriter or underwriters in its or their good faith opinion, which will be allocated in the following order of priority: (i) first, the securities to be proposed to be sold by the Company for its own account, (ii) second, the Registrable Securities of each member of each Investor Group, pro rata among each member of such Investor Groups on the basis of the percentage of the Registrable Securities requested to be included in such underwritten offering by all Investor Groups, (iii) third, the Registrable Securities of the Holders other than any member of an Investor Group that have requested to participate in such underwritten offering, allocated pro rata among such Holders on the basis of the percentage of the Registrable Securities requested to be included in such underwritten offering by such Holders and (iv) fourth, for the account of any other holders of Common Stock that have requested to be included in such underwritten offering as a result of registration rights or otherwise.

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3.    Registration on Request.

(a)    Request by the Demand Party. Subject to the following paragraphs of this Section 3(a), the Requisite Investor Groups shall have the right, by delivering a written notice to the Company, to require the Company to register, at any time following the expiration of the Lock-Up Period and pursuant to the terms of this Agreement, under and in accordance with the provisions of the Securities Act, the number of Registrable Securities of such Investor Groups requested to be so registered pursuant to the terms of this Agreement (any such written notice, a “Demand Notice”, any such registration, a “Demand Registration” and any such Investor Group, a “Demand Party”); provided, however, that a Demand Notice may only be made if the sale of the Registrable Securities requested to be registered by such Investor Groups is reasonably expected to result in aggregate gross cash proceeds in excess of $50,000,000 (without regard to any underwriting discount or commission); provided, further, that the Company shall not be obligated to file a registration statement relating to any registration request under this Section 3(a), (i) within the period as may be specified by the Company’s insider trading policy as applicable to Company employees generally for any fiscal quarter or year or any special blackout period as specified by the Company’s insider trading policy (each, a “Blackout Period”) or (ii) within a period of sixty (60) calendar days after the effective date of any other registration statement relating to any registration request under this Section 3(a); provided, further, that nothing in this Section 3(a) or elsewhere herein shall be construed as limiting the frequency by which a Holder may effect a Shelf Underwritten Offering or Non-Underwritten Shelf Take-Down pursuant to Section 3(f). Following receipt of a Demand Notice for a Demand Registration in accordance with this Section 3(a), the Company shall use its reasonable best efforts to file a Registration Statement as promptly as practicable within ten (10) calendar days and shall use its reasonable best efforts to cause such Registration Statement to be declared effective under the Securities Act as promptly as practicable after the filing thereof.

No Demand Registration shall be deemed to have occurred for purposes of this Section 3 if (i) the Registration Statement relating thereto (x) does not become effective, (y) is not maintained effective for the period required pursuant to this Section 3 or (z) the offering of the Registrable Securities pursuant to such Registration Statement is subject to a stop order, injunction, or similar order or requirement of the SEC during such period, in which case, such requesting Investor Groups shall be entitled to an additional Demand Registration in lieu thereof, (ii) more than 90% of the Registrable Securities requested by the Demand Party to be included in the registration are not so included pursuant to Section 3(b) or (iii) in the case of a Demand Registration for an underwritten offering, the conditions to closing specified in any underwriting agreement, purchase agreement or similar agreement entered into in connection with the registration relating to such request are not satisfied (other than as a result of a material default or breach thereunder by such Demand Party) or otherwise waived by such Demand Party; provided that the Company’s obligation to pay the registration expenses pursuant to Section 6 hereof in connection therewith shall still apply.

As promptly as practicable within two (2) calendar days after receipt by the Company of a Demand Notice in accordance with this Section 3(a), the Company shall give written notice (the “Demand Follow-up Notice”) of such Demand Notice to all other Holders and shall, subject to the provisions of Section 3(b) hereof, include in such registration all Registrable Securities with respect to which the Company received written requests for inclusion therein within five (5) calendar days after such Demand Follow-up Notice is given by the Company to such Holders, provided that the Company shall not provide a Demand Follow-up Notice to any

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other Holder or holder of the Company’s equity securities in the case of a sale of Registrable Securities by any Investor Group to one or several purchasers pursuant to a Shelf Underwritten Offering by means of a bought deal, a block trade or a similar transaction that is an underwritten offering (a “Block Sale”).

All requests made pursuant to this Section 3 will specify the number of Registrable Securities to be registered and the intended methods of disposition thereof.

The Company shall be required to maintain the effectiveness of the Registration Statement with respect to any Demand Registration for a period of at least one hundred and eighty (180) calendar days after the effective date thereof or such shorter period during which all Registrable Securities included in such Registration Statement have actually been sold; provided, however, that such period shall be extended for a period of time equal to the period the Holder refrains from selling any securities included in such Registration Statement at the request of the Company or an underwriter of the Company pursuant to the provisions of this Agreement.

(b)    Priority on Demand Registration. If any of the Registrable Securities registered pursuant to a Demand Registration are to be sold in a firm commitment underwritten offering, and the managing underwriter or underwriters advise the Holders of such securities in writing that in its or their good faith opinion the total number or dollar amount of Registrable Securities proposed to be sold in such offering is such as to adversely affect the success of such offering (including, without limitation, securities proposed to be included by other holders of securities entitled to include securities in such Registration Statement pursuant to incidental or piggyback registration rights), then there shall be included in such firm commitment underwritten offering the number or dollar amount of Registrable Securities that in the good faith opinion of such managing underwriter or underwriters can be sold without adversely affecting such offering, and such number of Registrable Securities shall be allocated as follows, unless the underwriter or underwriters require a different allocation:

(i)    first, to each member of each Investor Group pro rata among such members of such Investor Groups on the basis of the percentage of the Registrable Securities owned by each such member of such Investor Group relative to the number of Registrable Securities owned by all such Investor Groups, until all Registrable Securities requested for registration by each such Investor Group have been included in such registration;

(ii)    second, to any Holders other than any Investor Group requesting such Demand Registration (whether pursuant to a Demand Notice or pursuant to incidental or piggyback registration rights) among such Holders pro rata on the basis of the percentage of Registrable Securities owned by each such Holder relative to the number of Registrable Securities owned by all such Holders;

(iii)    third, the securities for which inclusion in such Demand Registration, as the case may be, was requested by any other holders of Common Stock as a result of registration rights or otherwise; and

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(iv)    fourth, the securities for which inclusion in such Demand Registration was requested by the Company.

(c)    Cancellation of a Demand Registration. Each Demand Party and the Holders of a majority of the Registrable Securities which are to be registered in a particular offering pursuant to this Section 3 shall have the right, prior to the effectiveness of the Registration Statement, to notify the Company that it or they, as the case may be, has or have determined that such Registration Statement be abandoned or withdrawn, in which event the Company shall abandon or withdraw such registration statement. Any Holder who has elected to sell Registrable Securities in an underwritten offering pursuant to this Section 3 (including the Demand Party of such Demand Registration) shall be permitted to withdraw from such registration by written notice to the Company if the price to the public at which the Registrable Securities are proposed to be sold will be less than 90% of the average closing price of the class of stock being sold in the offering during the ten (10) trading days preceding the date on which the Demand Notice of such offering was given pursuant to Section 3(a).

(d)    Postponements in Requested Registrations. If the Company shall at any time furnish to the Holders a certificate signed by its chairman of the board, chief executive officer or president stating that the filing of a Registration Statement or conducting a Shelf Underwritten Offering or Non-Underwritten Shelf Take-Down would, in the good faith judgment of the board of directors of the Company (after consultation with external legal counsel), (i) require the Company to make an Adverse Disclosure; (ii) materially interfere with any material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction involving the Company or any of its subsidiaries then under consideration or (iii) be materially detrimental to the Company and its stockholders, the Company may postpone the filing (but not the preparation) of a Registration Statement or the commencement of a Shelf Underwritten Offering, as applicable, required by this Section 3 until such circumstance is no longer continuing but not to exceed sixty (60) days (such period, a “Postponement Period”); provided that the Company shall at all times in good faith use its commercially reasonable best efforts to cause any Registration Statement required by this Section 3 to be filed as soon as possible or any Shelf Underwritten Offering to be conducted as soon as possible, as applicable; provided, further, that the Company shall not be permitted to commence a Postponement Period pursuant to this Section 3(d) more than once in any 180-day period. The Company shall promptly give the Investor Groups requesting registration thereof or that delivered a Take-Down Notice, as applicable, pursuant to this Section 3 written notice of any postponement made in accordance with the preceding sentence.

(e)    Shelf Registration Statement.

(i)    No later than the expiration of the Lock-Up Period, the Company shall file with the SEC a shelf Registration Statement (on Form S-3 to the extent permissible) (a “Shelf Registration Statement”) covering the resale of all Registrable Securities, and shall use reasonable best efforts to cause such registration statement to become effective no later than the expiration of the Lock-Up Period. Upon filing the Shelf Registration Statement, the Company shall use its reasonable best efforts to keep such Shelf Registration Statement effective with the SEC at all times and to re-file such Shelf Registration Statement upon its expiration, and subject to Sections 3(f) and (g), to

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cooperate in any shelf take-down, whether or not underwritten, by amending or supplementing the Prospectus related to such Shelf Registration Statement as may be reasonably requested by the Holders or as otherwise required, until such time as all Registrable Securities that could be sold in such Shelf Registration Statement have been sold or are no longer outstanding.

(ii)    If the Company is a well-known seasoned issuer (as defined in Rule 405) (a “WKSI”) at a time when it is obligated to file a Shelf Registration Statement pursuant to this Agreement, the Company shall file an automatic shelf registration statement (as defined in Rule 405 of the Securities Act) on Form S-3 (an “Automatic Shelf Registration Statement”) in accordance with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, that covers the Registrable Securities. The Company shall pay the registration fee for all Registrable Securities to be registered pursuant to an Automatic Shelf Registration Statement at the time of filing of the Automatic Shelf Registration Statement and shall not elect to pay any portion of the registration fee on a deferred basis. If at any time following the filing of an Automatic Shelf Registration Statement when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI, the Company shall use its reasonable best efforts to post-effectively amend the Automatic Shelf Registration Statement to a Shelf Registration Statement that is not automatically effective or file a new Shelf Registration Statement.

(iii)    To the extent that the Company becomes ineligible to use Form S-3, the Company shall file a “shelf” registration statement on Form S-1 registering the Registrable Securities for resale not later than thirty (30) calendar days after the date of such ineligibility and use its reasonable best efforts to have such registration statement declared effective as promptly as practicable.

(f)    Shelf-Take Downs. At any time that a Shelf Registration Statement covering Registrable Securities pursuant to Section 2 or Section 3 is effective, the Requisite Investor Groups (with respect to a Shelf Underwritten Offering) or each Investor Group (with respect to a Non-Underwritten Shelf Take-Down) may deliver a written notice to the Company (a “Take-Down Notice”) stating that it intends to effect an underwritten offering (a “Shelf Underwritten Offering”) or other non-underwritten sale (a “Non-Underwritten Shelf Take-Down”) of all or part of its Registrable Securities included by it on the Shelf Registration Statement, then, the Company shall amend or supplement the Shelf Registration Statement as may be necessary in order to enable such Registrable Securities to be distributed pursuant to the Shelf Underwritten Offering (taking into account the inclusion of Registrable Securities by any other holders pursuant to Section 3(b)) or Non-Underwritten Shelf Take-Down; provided, however that the Holders may not, without the Company’s prior written consent, (i) launch a Shelf Underwritten Offering the anticipated gross cash proceeds of which shall be less than $50,000,000 (unless the Holders are proposing to sell all of their remaining Registrable Securities), (ii) launch more than four (4) Shelf Underwritten Offerings at the request of the Holders within any 365-day period or (iii) launch a Shelf Underwritten Offering within any Blackout Period. Each Investor Group shall be entitled to deliver an unlimited number of Take-Down Notices to effect a Non-Underwritten Shelf Take-Down with respect to the Registrable

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Securities held by each Investor Group in addition to the other registration rights provided in Section 2 and this Section 3. In connection with any Shelf Underwritten Offering:

(i)    the Company shall also as promptly as practicable within two (2) business days deliver the Take-Down Notice to all other Holders with Registrable Securities included on such Shelf Registration Statement and permit each Holder to include its Registrable Securities included on the Shelf Registration Statement in the Shelf Underwritten Offering if such Holder notifies the Company (who shall notify each Investor Group) within two (2) business days after delivery of the Take-Down Notice to such Holder, provided that the Company shall not provide a Take-Down Notice to any other Holder or holder of the Company’s equity securities in the case of a Block Sale by any Investor Group; and

(ii)    in the event that the underwriter advises the Company (who shall notify each Investor Group) in its good faith opinion that the total number or dollar amount of Registrable Securities proposed to be sold in such offering is such as to adversely affect the success of such offering (including an adverse effect on the per -share offering price), the underwriter may limit the number of shares which would otherwise be included in such Shelf Underwritten Offering in the same manner as described in Section 3(b) with respect to a limitation of shares to be included in a registration.

(g)    Selection of Underwriters. If a requested registration pursuant to this Section 3 involves an underwritten offering, the investment banker(s) and manager(s) and lead investment banker(s) and manager(s) to administer the offering shall be chosen by the KKR Investor Group (if the KKR Investor Group is participating in the offering) or otherwise by the Investor Group(s) selling the largest number of Registrable Securities in such offering, provided, that if a Holder other than the Demand Party will sell at least 50% of the Registrable Securities proposed to be sold in such offering and neither the KKR Investor Group nor any other Investor Group is participating in such offering, the investment banker(s) and manager(s) and lead investment banker(s) and manager(s) shall be chosen by such other Holder (such other Holder, if any, the “Lead Holder”), subject to the approval of the Company (not to be unreasonably delayed or withheld). If the offering is underwritten, the right of any Holder to registration pursuant to this Section 3 will be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise agreed by the Demand Party), and each such Holder will (together with the Company and the other Holders distributing their securities through such underwriting) enter into an underwriting agreement and lock-up agreement in customary form with the underwriter or underwriters selected for such underwriting (including pursuant to the terms of any over-allotment or “green shoe” option requested by the managing underwriter(s)); provided that (x) no Holder shall be required to sell more than the number of Registrable Securities that such Holder has requested the Company to include in any registration and (y) if any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw prior to launching the applicable underwritten offering by written notice to the Company, the managing underwriter or underwriters and, in connection with an underwritten registration pursuant to this Section 3, the Demand Party.

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4.    Registration Procedures. If and whenever the Company is required to use its reasonable best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 2 and Section 3 hereof, the Company shall effect such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company shall cooperate in the sale of the securities and shall, as expeditiously as possible:

(a)    prepare and file, in each case as promptly as practicable, with the SEC a Registration Statement or Registration Statements on such form as shall be available for the sale of the Registrable Securities by the Holders thereof or by the Company in accordance with the intended method or methods of distribution thereof, make all required filings with FINRA and use its reasonable best efforts to cause such Registration Statement to become effective as soon as practicable and to remain effective as provided herein; provided, however, that before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including any free writing prospectuses under Rule 433 under the Securities Act (each a “Free Writing Prospectus”) and including such documents that would be incorporated or deemed to be incorporated therein by reference), the Company shall furnish or otherwise make available to the Holders of the Registrable Securities covered by such Registration Statement, their counsel and the managing underwriters, if any, copies of all such documents proposed to be filed, which documents will be subject to the reasonable review and comment of such counsel, and such other documents reasonably requested by such counsel, including any comment letter from the SEC, and, if requested by such counsel, provide such counsel reasonable opportunity to participate in the preparation of such Registration Statement and each Prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the Securities Act, including reasonable access to the Company’s books and records, officers, accountants and other advisors. The Company shall not file any such Registration Statement or Prospectus or any amendments or supplements thereto (including any Free Writing Prospectuses and including such documents that, upon filing, would be incorporated or deemed to be incorporated by reference therein) with respect to a Demand Registration to which the Demand Party, the Holders of a majority of the Registrable Securities covered by such Registration Statement, or their counsel, or the managing underwriters, if any, shall reasonably object, in writing, on a timely basis, unless, in the opinion of the Company, such filing is necessary to comply with applicable law;

(b)    subject to Section 3(e), prepare and file with the SEC such amendments, post-effective amendments and supplements to each Registration Statement and the Prospectus used in connection therewith and such Free Writing Prospectuses and Exchange Act reports as may be necessary to keep such Registration Statement continuously effective during the period provided herein and comply in all material respects with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement; and cause the related Prospectus to be supplemented by any Prospectus supplement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of the Registrable Securities covered by such Registration Statement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act, in each case, until such time as all of such securities have been disposed of in accordance with the intended method or methods of disposition by the seller or sellers thereof set forth in such Registration Statement;

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(c)    notify each selling Holder, its counsel and the managing underwriters, if any, promptly, and (if requested by any such Person) confirm such notice in writing, (i) when a Prospectus or any Prospectus supplement or post-effective amendment or any Free Writing Prospectus has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement or related Prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (iv) if at any time the Company has reason to believe that the representations and warranties of the Company contained in any agreement (including any underwriting agreement) contemplated by Section 4(n) below cease to be true and correct, (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose, and (vi) of the happening of any event that makes any statement made in such Registration Statement, related Prospectus, Free Writing Prospectus, amendment or supplement thereto or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (which notice shall notify the selling Holders only of the occurrence of such an event and shall provide no additional information regarding such event to the extent such information would constitute material non-public information);

(d)    use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction at the earliest date reasonably practical;

(e)    if requested by the managing underwriters, if any, the Demand Party with respect to the offering or the Holders of a majority of the then issued and outstanding Registrable Securities being sold in connection with an underwritten offering, promptly include in a Prospectus supplement or post-effective amendment such information as the managing underwriters, if any, or such Demand Party or Holders, as the case may be, may reasonably request in order to permit the intended method of distribution of such Registrable Securities and make all required filings of such Prospectus supplement or such post-effective amendment as soon as practicable after the Company has received such request; provided, however, that the Company shall not be required to take any actions under this Section 4(e) that are not, in the opinion of counsel for the Company, in compliance with applicable law;

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(f)    deliver to each selling Holder, its counsel, and the underwriters, if any, without charge, as many copies of the Prospectus or Prospectuses (including each form of Prospectus) and each amendment, supplement or post-effective amendment thereto as such Persons may reasonably request from time to time in connection with the distribution of the Registrable Securities; and the Company, subject to the last paragraph of this Section 4, hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any such amendment or supplement thereto;

(g)    prior to any public offering of Registrable Securities, use its reasonable best efforts to register or qualify or cooperate with the selling Holders, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or “Blue Sky” laws of such jurisdictions within the United States as any seller or underwriter reasonably requests in writing and to keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and to take any other action that may be necessary or advisable to enable such Holders to consummate the disposition of such Registrable Securities in such jurisdiction in accordance with the intended method or methods of disposition thereof; provided, however, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it is not then so required to qualify but for this paragraph (g) or (ii) take any action that would subject it to general service of process in any such jurisdiction where it is not then so subject (other than service of process in connection with such registration or qualification or any sale of Registrable Securities in connection therewith);

(h)    cooperate with the selling Holders and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates (not bearing any legends) representing Registrable Securities to be sold after receiving written representations from each Holder of such Registrable Securities that the Registrable Securities represented by the certificates so delivered by such Holder will be transferred in accordance with the Registration Statement, and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters, if any, or Holders may request;

(i)    use its reasonable best efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities within the United States as may be necessary in light of the business or operations of the Company to enable the seller or sellers thereof or the managing underwriters, if any, to consummate the disposition of such Registrable Securities, in accordance with the intended method or methods thereof, except as may be required solely as a consequence of the nature of such selling Holder’s business, in which case the Company will cooperate in all reasonable respects with the filing of such

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Registration Statement and the granting of such approvals, as may be necessary to enable the seller or sellers thereof or the underwriters, if any, to consummate the disposition of such Registrable Securities in accordance with the intended method or methods thereof;

(j)    upon the occurrence of any event contemplated by Section 4(c)(vi) above, promptly prepare a supplement or post-effective amendment to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(k)    prior to the effective date of the Registration Statement relating to the Registrable Securities, provide a CUSIP number for the Registrable Securities;

(l)    provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after a date not later than the effective date of such Registration Statement (and in connection therewith, if reasonably required by the Company’s transfer agent, the Company will cause an opinion of counsel as to the effectiveness of the Registration Statement to be delivered to such transfer agent, together with any other authorizations, certificates and directions reasonably required by the transfer agent which authorize and direct the transfer agent to issue such Registrable Securities without any legend upon sale by the Holder or the underwriter or managing underwriter of an underwritten offering of Registrable Securities, if any, of such Registrable Securities under the Registration Statement);

(m)    use its reasonable best efforts to cause all shares of Registrable Securities covered by such Registration Statement to be listed on the NYSE or other national securities exchange on which the Common Stock is then listed, prior to the effectiveness of such Registration Statement (or, if no Common Stock issued by the Company is then listed on any securities exchange, use its reasonable best efforts to cause such Registrable Securities to be so listed on the NYSE or NASDAQ, as determined by the Company);

(n)    enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and take all such other actions reasonably requested by the Demand Party or the Holders of a majority of the Registrable Securities being sold in connection therewith (including those reasonably requested by the managing underwriters, if any) to expedite or facilitate the disposition of such Registrable Securities, and in such connection, whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration, (i) make such representations and warranties to the Holders of such Registrable Securities and the underwriters, if any, with respect to the business of the Company and its subsidiaries, and the Registration Statement, Prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made by issuers to underwriters in

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underwritten offerings, and, if true, confirm the same if and when requested, (ii) use its reasonable best efforts to furnish to the selling Holders and the underwriters, if any, opinions of outside counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, if any), addressed to each of the underwriters, if any, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such counsel and underwriters, (iii) use its reasonable best efforts to obtain “cold comfort” letters and updates thereof from the independent certified public accountants of the Company (and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Registration Statement) who have certified the financial statements included in such Registration Statement, addressed to each selling Holder (unless such accountants shall be prohibited from so addressing such letters by applicable standards of the accounting profession) and each of the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in “cold comfort” letters in connection with underwritten offerings, (iv) if an underwriting agreement is entered into, the same shall contain indemnification provisions and procedures substantially to the effect set forth in Section 5 hereof with respect to all parties to be indemnified pursuant to Section 5 except as otherwise agreed by the Holders and (v) deliver such documents and certificates as may be reasonably requested by the Demand Party, the Holders of a majority of the Registrable Securities being sold pursuant to such Registration Statement, its or their counsel or the managing underwriters, if any, to evidence the continued validity of the representations and warranties made pursuant to Section 4(n)(i) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company. The above shall be done at each closing under such underwriting or similar agreement, or as and to the extent required thereunder;

(o)    make available for inspection by a representative of the selling Holders, any underwriter participating in any such disposition of Registrable Securities, if any, and any attorneys or accountants retained by such selling Holders or underwriter, at the offices where normally kept, during reasonable business hours, all financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries, and cause the officers, directors and employees of the Company and its subsidiaries to supply all information in each case reasonably requested by any such representative, underwriter, attorney or accountant in connection with such Registration Statement; provided, however, that any information that is not generally publicly available at the time of delivery of such information shall be kept confidential by such Persons unless (i) disclosure of such information is required by court or administrative order, (ii) disclosure of such information, in the opinion of counsel to such Person, is required by law or applicable legal process, or (iii) such information becomes generally available to the public other than as a result of a disclosure or failure to safeguard by such Person. In the case of a proposed disclosure pursuant to (i) or (ii) above, such Person shall be required to give the Company written notice of the proposed disclosure prior to such disclosure and, if requested by the Company, assist the Company in seeking to prevent or limit the proposed disclosure. Without limiting the foregoing, no such information shall be used by such Person as the basis for any market transactions in securities of the Company or its subsidiaries in violation of law;

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(p)    cause its officers, including its executive officers, to use their reasonable best efforts to support the marketing of the Registrable Securities covered by the Registration Statement (including, without limitation, participation in “road shows” and other customary marketing activities) taking into account the Company’s business needs;

(q)    cooperate with each seller of Registrable Securities and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(r)    otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement, which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder; and

(s)    cooperate with the Holders subject to the Registration Statement and with the underwriter(s) or agent participating in the distribution, if any, to facilitate any Charitable Gifting Event and to prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to permit any such recipient Charitable Organization to sell in the underwritten offering if it so elects.

The Company may require each Holder as to which any registration is being effected to furnish to the Company in writing such information required in connection with such registration regarding such seller and the distribution of such Registrable Securities as the Company may, from time to time, reasonably request in writing and the Company may exclude from such registration the Registrable Securities of any Holder who unreasonably fails to furnish such information within a reasonable time after receiving such request.

The Company agrees not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the Prospectus or any Free Writing Prospectus used in connection therewith, that refers to any Holder covered thereby by name, or otherwise identifies such Holder as the holder of any securities of the Company, without the consent of such Holder, such consent not to be unreasonably withheld or delayed, unless and to the extent such disclosure is required by law.

If the Company files any Shelf Registration Statement for the benefit of the holders of any of its securities other than the Holders, the Company agrees that it shall use its reasonable best efforts to include in such registration statement such disclosures as may be required by Rule 430B under the Securities Act (referring to the unnamed selling security holders in a generic manner by identifying the initial offering of the securities to the Holders) in order to ensure that such Holders may be added to such Shelf Registration Statement at a later time through the filing of a Prospectus supplement rather than a post-effective amendment.

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Notwithstanding any provision hereof to the contrary, to the extent that any pro rata or other allocation or reduction of Registrable Securities is required pursuant to Sections 2(b), 3(b), 3(g)(ii) or any other section herein, (i) all Registrable Securities transferred by a Holder to a Charitable Organization in connection with an underwritten offering for which such pro rata or other allocation is required shall be included in the number of Registrable Securities deemed to be held by each Holder (or deemed to be included in such Holder’s request for inclusion of Registrable Securities) for purposes of calculating such Holder’s pro rata allocation or reduction in such underwritten offering and (ii) the number of Registrable Securities that a Holder is otherwise entitled to include in such underwritten offering shall be reduced by the number of Registrable Securities transferred by such Holder to a Charitable Organization in connection with such underwritten offering.

Each Holder agrees if such Holder has Registrable Securities covered by such Registration Statement that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4(c)(ii), 4(c)(iii), 4(c)(iv), 4(c)(v) or 4(c)(vi) hereof, such Holder will forthwith discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus until such Holder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 4(j) hereof, or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus; provided, however, that the time periods under Section 3 with respect to the length of time that the effectiveness of a Registration Statement must be maintained shall automatically be extended by the amount of time the Holder is required to discontinue disposition of such securities.

5.    Indemnification.

(a)    Indemnification by the Company. The Company shall, without limitation as to time, indemnify and hold harmless, to the fullest extent permitted by law, each Holder whose Registrable Securities are covered by a Registration Statement or Prospectus, the officers, directors, partners, members, managers, shareholders, accountants, attorneys, agents and employees of each of them, each Person who controls each such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, partners, members, managers, shareholders, accountants, attorneys, agents and employees of each such controlling person, each underwriter, if any, and each Person who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) such underwriter (each such person being referred to herein as a “Covered Person”), from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, costs of preparation and reasonable attorneys’ fees and any legal or other fees or expenses incurred by such party in connection with any investigation or proceeding), expenses, judgments, fines, penalties, charges and amounts paid in settlement (collectively, “Losses”), as incurred, arising out of or based upon any untrue statement (or alleged untrue statement) of a material fact contained in any Prospectus, offering circular, or other document (including any related Registration Statement, notification, or the like or Free Writing Prospectus or any amendment thereof or supplement thereto or any document incorporated by reference therein) incident to any such registration, qualification, or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any

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violation by the Company of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation thereunder applicable to the Company and (without limitation of the preceding portions of this Section 5(a)) will reimburse each such Covered Person for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such Loss, provided that the Company will not be liable in any such case to the extent that any such Loss arises out of or is based on any untrue statement or omission by such Covered Person related to such Covered Person or its Affiliates (other than the Company or any of its subsidiaries, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such Registration Statement, Prospectus, offering circular, Free Writing Prospectus or any amendment thereof or supplement thereto, or any document incorporated by reference therein, or other document in reliance upon and in conformity with written information furnished to the Company by such Covered Person with respect to such Covered Person for use therein. It is agreed that the indemnity agreement contained in this Section 5(a) shall not apply to amounts paid in settlement of any such Loss or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably delayed or withheld), provided that notwithstanding the foregoing, the indemnity agreement contained in this Section 5(a) shall apply to amounts paid in settlement of any Loss or action even if such settlement is effected without the consent of the Company if the Company does not timely reply to a request for its consent.

(b)    Indemnification by Holder. The Company may require, as a condition to including any Registrable Securities in any Registration Statement filed in accordance with Section 4 hereof, that the Company shall have received an undertaking reasonably satisfactory to it from the participating Holder of such Registrable Securities to indemnify, to the fullest extent permitted by law, severally and not jointly with any other Holders, the Company, its directors and officers and each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), from and against all Losses arising out of or based on any untrue statement of a material fact contained in any such Registration Statement, Prospectus, Free Writing Prospectus, offering circular, or other document, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will (without limitation of the portions of this Section 5(b)) reimburse the Company, such directors, officers and controlling persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such Loss, in each case to the extent, but only to the extent, that such untrue statement or omission is made in such Registration Statement, Prospectus, Free Writing Prospectus, offering circular, or other document in reliance upon and in conformity with written information furnished to the Company by such Holder with respect to such Holder for inclusion in such Registration Statement, Prospectus, offering circular or other document; provided, however, that the obligations of such Holder hereunder shall not apply to amounts paid in settlement of any such Losses (or actions in respect thereof) if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld); and provided, further, that the liability of such Holder shall be individual, not joint and several, for each Holder and shall be limited to the aggregate gross proceeds (net of any underwriting commissions and discounts, but before deducting other expenses) received by such selling Holder from the sale of Registrable Securities covered by such Registration Statement, Prospectus, offering circular or other document containing such untrue statement (or alleged untrue statement) or omission (or alleged omission) (less the aggregate amount of any damages which such Holder has otherwise been required to pay in respect of such Loss or any substantially similar Loss arising from the sale of such Registrable Securities).

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(c)    Conduct of Indemnification Proceedings. If any Person shall be entitled to indemnification hereunder (an “Indemnified Party”), such Indemnified Party shall give prompt notice to the party from which such indemnity is sought (the “Indemnifying Party”) of any claim or of the commencement of any proceeding with respect to which such Indemnified Party seeks indemnification or contribution pursuant hereto; provided, however, that the delay or failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation or liability except to the extent that the Indemnifying Party has been materially prejudiced by such delay or failure. The Indemnifying Party shall have the right, exercisable by giving written notice to an Indemnified Party promptly after the receipt of written notice from such Indemnified Party of such claim or proceeding, to, unless in the Indemnified Party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, assume, at the Indemnifying Party’s expense, the defense of any such claim or proceeding, with counsel reasonably satisfactory to such Indemnified Party; provided, however, that an Indemnified Party shall have the right to employ separate counsel in any such claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless: (i) the Indemnifying Party agrees to pay such fees and expenses; or (ii) the Indemnifying Party fails promptly to assume, or in the event of a conflict of interest cannot assume, the defense of such claim or proceeding or fails to employ counsel reasonably satisfactory to such Indemnified Party; in which case the Indemnified Party shall have the right to employ counsel and to assume the defense of such claim or proceeding at the Indemnifying Party’s expense; provided, further, however, that the Indemnifying Party shall not, in connection with any one such claim or proceeding or separate but substantially similar or related claims or proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one firm of attorneys (together with appropriate local counsel) at any time for all of the Indemnified Parties, or for fees and expenses that are not reasonable. Whether or not such defense is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably delayed or withheld). Without the prior written consent of the Indemnified Party, the Indemnifying Party shall not consent to entry of any judgment or enter into any settlement that (x) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release, in form and substance reasonably satisfactory to the Indemnified Party, from all liability in respect of such claim or litigation for which such Indemnified Party would be entitled to indemnification hereunder or (y) involves the imposition of equitable remedies or the imposition of any obligations on the Indemnified Party or adversely affects such Indemnified Party other than as a result of financial obligations for which such Indemnified Party would be entitled to indemnification hereunder.

(d)    Contribution. If the indemnification provided for in this Section 5 is unavailable to an Indemnified Party in respect of any Losses (other than in accordance with its terms), then each applicable Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party, on the one hand, and such Indemnified Party, on the other hand, in connection with the actions,

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statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party, on the one hand, and Indemnified Party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made (or omitted) by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), an Indemnifying Party that is a selling Holder shall not be required to contribute any amount in excess of the net proceeds to such Holder from the Registrable Securities sold pursuant to the Registration Statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which the Holder has otherwise been required to pay in respect of such Loss or any substantially similar Loss arising from the sale of such Registrable Securities). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. No selling Holder shall be liable for contribution under this Section 5(d), except under such circumstances as such selling Holder would have been liable for indemnification under this Section 5 if such indemnification were enforceable under applicable law.

Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten offering are more favorable to the Holders than the foregoing provisions, the provisions in the underwriting agreement shall control.

(e)    Deemed Underwriter. To the extent that any of the Holders is, or would be expected to be, deemed to be an underwriter of Registrable Securities pursuant to any SEC comments or policies or any court of law or otherwise, the Company agrees that (i) the indemnification and contribution provisions contained in this Section 5 shall be applicable to the benefit of such Holder in its role as deemed underwriter in addition to its capacity as a Holder (so long as the amount for which any other Holder is or becomes responsible does not exceed the amount for which such Holder would be responsible if the Holder were not deemed to be an underwriter of Registrable Securities) and (ii) such Holder and its representatives shall be entitled to conduct the due diligence which would normally be conducted in connection with an offering of securities registered under the Securities Act, including receipt of customary opinions and comfort letters.

(f)    Other Indemnification. Indemnification similar to that specified in the preceding provisions of this Section 5 (with appropriate modifications) shall be given by the Company and each seller of Registrable Securities with respect to any required registration or other qualification of securities under any federal or state law or regulation or governmental authority other than the Securities Act.

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(g)    Non-Exclusivity. The obligations of the parties under this Section 5 shall be in addition to any liability which any party may otherwise have to any other party.

6.    Registration Expenses. All reasonable fees and expenses incident to the performance of or compliance with this Agreement by the Company (including, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the SEC, NYSE, FINRA or the National Association of Securities Dealers, Inc. and (B) of compliance with securities or Blue Sky laws, including, without limitation, any fees and disbursements of counsel for the underwriters in connection with Blue Sky qualifications of the Registrable Securities pursuant to Section 4(h)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses if the printing of Prospectuses is requested by the managing underwriters, if any, the Demand Party or by the Holders of a majority of the Registrable Securities included in any Registration Statement), (iii) messenger, telephone and delivery expenses of the Company, (iv) fees and disbursements of counsel for the Company, (v) expenses of the Company incurred in connection with any road show, (vi) fees and disbursements of all independent certified public accountants referred to in Section 4(o) hereof (including, without limitation, the expenses of any “cold comfort” letters required by this Agreement) and any other persons, including special experts retained by the Company and (vii) reasonable and documented fees and disbursements of one counsel for the Holders whose shares are included in a Registration Statement (which counsel shall be selected as set forth in Section 8)) shall be borne by the Company whether or not any Registration Statement is filed or becomes effective. In addition, the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the securities to be registered on the NYSE or such other national securities exchange on which the Common Stock is listed and rating agency fees and the fees and expenses of any Person, including special experts, retained by the Company.

The Company shall not be required to pay (i) fees and disbursements of any counsel retained by any Holder or by any underwriter (except as set forth in this Section 6 and in Section 8 or pursuant to the underwriting agreement entered into in connection with such offering), (ii) any underwriter’s fees (including discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals) relating to the distribution of the Registrable Securities (other than with respect to Registrable Securities sold by the Company), or (iii) any other expenses of the Holders not specifically required to be paid by the Company pursuant to the first paragraph of this Section 6.

7.    Rule 144. The Company covenants that it will use reasonable best efforts to file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of any Demand Party, make publicly available such information so long as necessary to permit sales of Registrable Securities pursuant to Rule 144), and it will take such further action as any Holder (or, if the Company is not required to file reports as provided above, any Demand Party) may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Registrable Securities without registration under

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the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements and, if not, the specific requirements with which it did not so comply. Notwithstanding anything contained in this Section 7, the Company may deregister under Section 12 of the Exchange Act if it then is permitted to do so pursuant to the Exchange Act and the rules and regulations thereunder.

8.    Selection of Counsel. In connection with any registration of Registrable Securities pursuant to Section 2 or 3 hereof, if any Investor Group is participating in such registration pursuant to Section 2 or 3 hereof, the participating Investor Groups holding a majority of the Registrable Securities covered by such registration may select one counsel to represent them and all other Holders participating in such registration, and if none of the Investor Groups is participating in such registration pursuant to Section 2 or 3 hereof, the Holders of a majority of the Registrable Securities covered by any such registration may select one counsel to represent such Holders covered by such registration; provided, however, that in the event that the counsel selected as provided above is also acting as counsel to the Company in connection with such registration, the Holders shall be entitled to select one additional counsel at the Company’s expense to represent all Holders.

9.    Miscellaneous.

(a)    Holdback Agreement. In consideration for the Company agreeing to its obligations under this Agreement, each Holder agrees in connection with any underwritten offering of the Company’s securities with respect to which the Company has complied with its obligations under Section 2 or Section 3 hereof, as applicable (whether or not such Holder is participating in such offering) upon the request of the underwriters managing any such underwritten offering, not to effect (other than pursuant to such offering) any public sale or distribution of Registrable Securities, including, but not limited to, any sale pursuant to Rule 144, or make any short sale of, grant any option for the purchase of, or otherwise dispose of any Registrable Securities, any other equity securities of the Company or any securities convertible into or exchangeable or exercisable for any equity securities of the Company, in each case without the prior written consent of such underwriters and subject to customary exceptions, during the Holdback Period; provided that nothing herein will prevent (i) any Holder that is a partnership or corporation from making a transfer to an Affiliate that is otherwise in compliance with applicable securities laws, (ii) any pledge of Registrable Securities by a Holder in connection with a Permitted Loan (as defined in the Investment Agreement) or (iii) any foreclosure in connection with a Permitted Loan (as defined in the Investment Agreement) or transfer in lieu of a foreclosure thereunder, in each case that is otherwise in compliance with applicable securities laws. Notwithstanding the foregoing, any discretionary waiver or termination of this holdback provision by such underwriters with respect to any of the Holders shall apply to the other Holders as well, pro rata based upon the number of shares subject to such obligations.

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If any registration pursuant to Section 3 of this Agreement shall be in connection with any underwritten public offering, if requested by the managing underwriter or underwriters, the Company will not effect any public sale or distribution of any common equity (or securities convertible into or exchangeable or exercisable for common equity) (other than a registration statement (i) on Form S-4, Form S-8 or any successor forms thereto or (ii) filed solely in connection with an exchange offer or any employee benefit or dividend reinvestment plan) for its own account, during the Holdback Period.

(b)    Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given without the written consent of each of the Company and the Holders of a majority of the Registrable Securities; provided, however, that (x) any amendment, modification, supplement, waiver or consent to departures from the provisions of this Agreement that would subject a Stockholder to adverse differential treatment relative to the other Stockholders shall require the agreement of the differentially treated Stockholder and (y) any amendment, modification, supplement, waiver or consent to departures from the provisions of this Agreement that would be adverse to a right specifically granted to a specific Stockholder herein (but not to other Stockholders) shall require the agreement of that Stockholder. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities being sold by such Holders pursuant to such Registration Statement.

(c)    Successors, Assigns and Transferees. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. The provisions of this Agreement which are for the benefit of the parties hereto other than the Company may be transferred or assigned to any Person in connection with a Transfer (as defined in the Investment Agreement) of Series A Preferred Stock or Common Stock issued upon conversion of the Series A Preferred Stock to such Person in a Transfer permitted by Section 5.08(b)(i) of the Investment Agreement or to any lender under a Permitted Loan (as defined in the Investment Agreement) in connection with a Transfer permitted by Section 5.08(b)(vi) of the Investment Agreement (any such transferee or assignee, a “Permitted Transferee”); provided, however, that (i) prior written notice of such assignment of rights is given to the Company and (ii) such Permitted Transferee agrees in writing to be bound by, and subject to, this Agreement as (x) a member of the applicable “Investor Group” (in the case of any Permitted Transferee of any member of any Investor Group) or (y) a “Holder” (in the case of any Permitted Transferee of any other Holder), in each case of clauses (x) and (y), pursuant to a written instrument in form and substance reasonably acceptable to the Company. Except as provided in Section 5 with respect to an Indemnified Party, nothing expressed or mentioned in this Agreement is intended or shall be construed to give any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, remedy or claim under, or in respect of this Agreement or any provision herein contained.

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(d)    Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

if to the Company, to:

Box, Inc.

900 Jefferson Ave.

Redwood City, California 94063

Attention:	David Leeb
Email:	dleeb@box.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

Attn:	Jose Macias

Martin Korman

Erik Franks

Email:	jmacias@wsgr.com

mkorman@wsgr.com

efranks@wsgr.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

Attention:	Rich Mullen
Email:	rich.mullen@wsgr.com

if to any member of any Investor Group, to the address or email address set forth opposite such Stockholder’s name in Schedule I hereto under the heading “Address”, with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:	Marni J. Lerner

Ravi Purushotham

Email:	mlerner@stblaw.com

rpurushotham@stblaw.com

if to any other Stockholder, to such address or email address as set forth in any written joinder agreement executed by such Stockholder as contemplated by Section 9(c);

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or, with respect to any party hereto, such other address or email address as such party may hereafter specify by like notice to the other parties hereto (and, to the extent applicable, Schedule I hereto will be updated to reflect any such change in address or email address specified in such notice), or as set forth in any written joinder agreement contemplated by Section 9(c). All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

(e)    Descriptive Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.

(f)    Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law.

(g)    Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

(h)    Governing Law; Submission to Jurisdiction. (i) This Agreement and all matters, claims or Actions (whether at law, in equity, in Contract, in tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (collectively, the “Relevant Matters”), shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

All Actions arising out of or relating to any Relevant Matter shall be heard and determined in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action. The consents to jurisdiction and venue set forth in this Section 9(h) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 9(h) and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 9(d) of this Agreement. The parties hereto and the Parties hereby waive any right to stay or dismiss any action or proceeding in connection with any Relevant Matter brought before the foregoing courts on the basis of (i) any claim that it is not

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personally subject to the jurisdiction of the above-named courts for any reason or that it or any of its property is immune from the above-described legal process, (ii) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Agreement may not be enforced in or by such courts, or (iii) any other defense that would hinder or delay the levy, execution or collection of any amount to which any Party hereto is entitled pursuant to any final judgment of any court having jurisdiction. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(i)    Specific Performance. Each party hereto acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof.

(j)    Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

(k)    Termination. The provisions of this Agreement (other than Section 5 and Section 6) shall terminate upon the earliest to occur of (i) its termination by the written agreement of all parties hereto or their respective successors in interest, (ii) the date on which all shares of Common Stock and Series A Preferred Stock have ceased to be Registrable Securities, (iii) the dissolution, liquidation or winding up of the Company, and (iv) concurrently with the consummation of a Change of Control (as defined in the Certificate of Designations). Nothing herein shall relieve any party from any liability for the breach of any of the agreements set forth in this Agreement.

(l)    No Inconsistent Agreements; Most Favored Nations. The Company shall not hereafter enter into any agreement with respect to its securities that is inconsistent with or violates the rights granted to the Holders in this Agreement. In the event that the Company desires to enter into any agreement with any Person, including any holder or prospective holder of any securities of the Company, giving or granting any registration (or related) rights the terms of which are more favorable than or senior to the registration or other rights granted to the Holders hereunder, then (i) the Company shall provide prior written notice thereof to the Holders and (ii) upon execution by the Company of such other agreement, the terms and conditions of this Agreement shall be, without any further action by the Holders or the Company, automatically amended and modified in an economically and legally equivalent manner such that the Holders shall receive the benefit of the more favorable terms and/or conditions (as the case may be) set forth in such other agreement, provided that upon written notice to the Company at

26

any time, any Holder may elect not to accept the benefit of any such amended or modified term or condition, in which event the term or condition contained in this Agreement shall apply to such Holder as it was in effect immediately prior to such amendment or modification as if such amendment or modification never occurred with respect to such Holder.

27

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be duly executed on its behalf as of the date first written above.

BOX, INC.

By:	/s/ Aaron Levie
Name: Aaron Levie
Title: Chief Executive Officer

POWELL INVESTORS III L.P.

By:	/s/ Jeffrey M. Smith
Name: Jeffrey M. Smith
Title: Authorized Signatory

KKR-MILTON CREDIT HOLDINGS L.P.

By:	/s/ Jeffrey M. Smith
Name: Jeffrey M. Smith
Title: Authorized Signatory

KKR-NYC CREDIT C L.P.

By:	/s/ Jeffrey M. Smith
Name: Jeffrey M. Smith
Title: Authorized Signatory

TAILORED OPPORTUNISTIC CREDIT FUND

By:	/s/ Jeffrey M. Smith
Name: Jeffrey M. Smith
Title: Authorized Signatory

CPS HOLDINGS (US) L.P.

By:	/s/ Saleena Goel
Name: Saleena Goel
Title: Vice President of CPS Holdings (US)
GP LLC, the general partner of CPS Holdings (US) L.P.

Centerbridge Special Credit Partners III-Flex, L.P.

By: Centerbridge Special Credit Partners General Partner III, L.P., its general partner

By: CSCP III Cayman GP, Ltd., its general partner

By:	/s/ Gavin Baiera
Name: Gavin Baiera
Title: Senior Managing Director

Centerbridge Credit Partners Master, L.P.

By: Centerbridge Credit Partners Offshore General Partner, L.P., its general partner

By: Centerbridge Credit Cayman GP, Ltd., its general partner

By:	/s/ Gavin Baiera
Name: Gavin Baiera
Title: Senior Managing Director

Kennedy Lewis Capital Partners Master Fund II LP

By: Kennedy Lewis GP II LLC, its general partner

By:	/s/ Anthony Pasqua
Name: Anthony Pasqua
Title: Authorized Representative

ALOHA European Credit Fund, L.P.

By: OHA ALOHA European Credit Fund GenPar, LLP, its general partner

By: OHA Global GenPar, LLC, its managing partner

By: OHA Global MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Artesian Customized Credit Fund I, L.P.

By: OHA Artesian Customized Credit Fund I GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Black Bear Fund, L.P.

By: OHA Black Bear GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA BCSS SSD II, L.P.

By: OHA BCSS SSD GenPar II, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA MPS SSD II, L.P.

By: OHA MPS SSD GenPar II, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

The Coca-Cola Company Master Retirement Trust

By: Oak Hill Advisors, L.P., as Investment Manager

By: Oak Hill Advisors GenPar, L.P., its general partner

By: Oak Hill Advisors MGP, Inc., its managing general partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Credit Solutions Master Fund II SPV, L.P.

By: OHA Credit Solutions Master Fund II SPV GenPar, LLC, its general partner

By: OHA Global PE GenPar, LLC, its managing member

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Alexis Atteslis
Name: Alexis Atteslis
Title: Authorized Signatory

OHA Enhanced Credit Strategies Master Fund, L.P.

By: OHA Enhanced Credit Strategies GenPar, LLP, its general partner

By: OHA Global GenPar, LLC, its managing partner

By: OHA Global MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Future Fund Board of Guardians

By: Oak Hill Advisors, L.P., as Investment Manager

By: Oak Hill Advisors GenPar, L.P., its general partner

By: Oak Hill Advisors MGP, Inc., its managing general partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Indiana Public Retirement System

By: Oak Hill Advisors, L.P., as Investment Manager

By: Oak Hill Advisors GenPar, L.P., its general partner

By: Oak Hill Advisors MGP, Inc., its managing general partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA KC Customized Credit Master Fund, L.P.

By: OHA KC Customized Credit GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Centre Street Partnership, L.P.

By: OHA Centre Street GenPar, LLC, its general partner

By: OHA Centre Street MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHAT Credit Fund, L.P.

By: OHAT Credit GenPar, LLP, its general partner

By: OHA Global GenPar, LLC, its managing partner

By: OHA Global MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Delaware Customized Credit Fund-F, L.P.

By: OHA Delaware Customized Credit Fund-F GenPar, LLP, its general partner

By: OHA Global GenPar, LLC, its managing partner

By: OHA Global MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Delaware Customized Credit Fund Holdings, L.P.

By: OHA Delaware Customized Credit Fund GenPar, LLP, its general partner

By: OHA Global GenPar, LLC, its managing partner

By: OHA Global MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Dynamic Credit ORCA Fund, L.P.

By: OHA Dynamic Credit ORCA GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Illinois State Board of Investment

By: Oak Hill Advisors, L.P., as Investment Manager

By: Oak Hill Advisors GenPar, L.P., its general partner

By: Oak Hill Advisors MGP, Inc., its managing general partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA AD Customized Credit Fund (International), L.P.

By: OHA AD Customized Credit Fund GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA SA Customized Credit Fund, L.P.

By: OHA SA Customized Credit GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Strategic Credit Master Fund II, L.P.

By: OHA Strategic Credit II GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Structured Products Master Fund D, L.P.

By: OHA Structured Products D GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Tactical Investment Master Fund, L.P.

By: OHA Tactical Investment GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Exhibit 10.2

JOINDER AGREEMENT

This JOINDER AGREEMENT (this “Joinder”) is entered into as of May 12, 2021 by and among the parties listed on the signature page hereto under the heading “Joining Party” (each, a “Joining Party”), Box, Inc. (the “Company”) and Powell Investors III L.P., KKR-Milton Credit Holdings L.P., KKR-NYC Credit C L.P., Tailored Opportunistic Credit Fund and CPS Holdings (US) L.P., which are managed or advised by KKR Credit Advisors (US) LLC or Affiliates thereto (collectively, the “Investor”).

Reference is hereby made to (a) the Investment Agreement, dated April 7, 2021 (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Investment Agreement”), by and among the Company and the Investor, (b) the Registration Rights Agreement (as defined in the Investment Agreement), and (c) the Back-to-Back Fund Commitment letter agreement, dated April 7, 2021 (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Assignment Agreement”), by and among the Investor and the other parties thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Investment Agreement.

Each party to this Joinder hereby agrees that:

1.

Pursuant to Sections 5.08 and 8.03 of the Investment Agreement, upon the execution of this Joinder, the Joinder will be fully enforceable and each Joining Party shall become a party to the Investment Agreement as a “party”, “Permitted Investor Transferee”, and “Investor Party” thereunder and be fully bound by, and subject to, all covenants, terms, conditions, obligations and provisions of the Investment Agreement applicable to a “party”, “Permitted Investor Transferee”, or an “Investor Party”, and shall be fully entitled to all rights and interests under the Investment Agreement applicable to a “party”, “Permitted Investor Transferee” or an “Investor Party”, in each case except as otherwise set forth herein.

2.

Pursuant to the Investment Agreement and the Assignment Agreement and subject to the conditions and terms set forth herein and therein, each Joining Party hereby has the right to purchase and acquire from the Company, at the Closing, the number of shares of Series A Preferred Stock set forth opposite such Joining Party’s name in Exhibit A hereto under the heading “Acquired Shares” and has the obligation to pay, at the Closing, the portion of the Purchase Price set forth opposite such Joining Party’s name in Exhibit A hereto under the heading “Purchase Price”.

3.

The Company hereby acknowledges and accepts the foregoing, and represents and warrants that the Investment Agreement set forth in Exhibit B hereto is a true and correct copy of the Investment Agreement, the form of the Registration Rights Agreement set forth in Exhibit C hereto is a true and correct copy of the form of the Registration Rights Agreement and the form of the Series A Certificate of Designations set forth in Exhibit D hereto is a true and correct copy of the form of the Certificate of Designations.

4.

The Company hereby makes to each Joining Party the representations and warranties expressly set forth in Article III of the Investment Agreement, in each case as if such representations and warranties were made as of the date of the signing of the Investment Agreement and as of the Closing Date (except to the extent any such representation and warranty is expressly made as of an earlier date, in which case as of such earlier date).

5.

Further, each Joining Party hereby makes, severally and not jointly, to the Company, as if such Joining Party were an Investor under the Investment Agreement, the representations and warranties expressly set forth in Article IV of the Investment Agreement, in each case as if such representations and warranties were made as of the date of this Joinder and as of the Closing Date (except to the extent any such representation and warranty is expressly made as of the date of the Investment Agreement, in which case as of the date of this Joinder).

6.

Each Joining Party, severally and not jointly, represents and warrants to the Company that on or prior to the date that is ten (10) Business Days after the date of the Investment Agreement, such Joining Party and its ultimate parent entities made an appropriate filing of a HSR Form pursuant to the HSR Act if a filing under the HSR Act was required for such Joining Party or its ultimate parent entities with respect to the Transactions.

7.	Notwithstanding anything to the contrary in this Joinder or the Investment Agreement, with respect to each Joining Party:

a.

The only confidentiality obligations of such Joining Party and its Affiliates with respect to Confidential Information shall be set forth in the last sentence of Section 5.05 of the Investment Agreement, which provides that any Confidential Information that any Permitted Investor Transferee (or its Affiliates) received prior to Closing shall be subject to the confidentiality restrictions (and exceptions) set forth in Section 5.05 of the Investment Agreement, mutatis mutandis, for a period of 12 months from the Closing Date, and that otherwise the provisions of Section 5.05 of the Investment Agreement shall not apply to any Permitted Investor Transferee (or its Permitted Transferees and Affiliates). Notwithstanding the foregoing, from and after the Closing, such Joining Party and its Affiliates are entitled to disclose the information permitted to be disclosed pursuant to the last sentence of Section 5.04 of the Investment Agreement;

b.

Such Joining Party shall not be bound by, or subject to, any covenants, terms, conditions, obligations or provisions of, or be entitled to any rights or interests under, Section 5.10 of the Investment Agreement, which shall solely be applicable to the Investor;

c.

For purposes of Section 5.18 (Preemptive Rights) of the Investment Agreement, as it applies to such Joining Party as an “Investor Party” under such sections, the “50% Beneficial Ownership Requirement” shall be deemed satisfied so long as such Joining Party, together with the other Joining Parties Affiliated with such Joining Party and their respective Permitted Transferees, beneficially own in the aggregate shares of Series A Preferred Stock and/or shares of Common Stock that represent, in the aggregate and on an as converted basis, at least 50% of the number of shares of Common Stock beneficially owned by such Joining Party, such other Joining Parties Affiliated with such Joining Party and any such Permitted Transferees, on an as converted basis, as of immediately following the Closing;

d.

Such Joining Party and its Permitted Transferees shall be solely responsible for their compliance with the obligations under the Investment Agreement and Registration Rights Agreement as set forth in this Joinder;

2

e.

Such Joining Party, the other Joining Parties Affiliated with such Joining Party, their respective Permitted Transferees and their respective Affiliates and Representatives shall not have any liability or obligation of any sort whatsoever for any actions or omissions of the Investor, any other Permitted Investor Transferees and their respective Affiliates and Representatives taken (or not taken) in connection with the Investment Agreement or the Registration Rights Agreement and any of the transactions contemplated thereby.

f.

The Company acknowledges and agrees that each of (x) the Investor and its Affiliates, (y) such Joining Party, the other Joining Parties Affiliated with such Joining Party, their respective Permitted Transferees and their respective Affiliates and Representatives, and (z) the other Joining Parties not Affiliated with such Joining Party, their respective Permitted Transferees and their respective Affiliates and Representatives (each of (x), (y) or (z), the “Applicable Party”), shall only have any liability or obligation of any sort whatsoever for its own actions or omissions taken (or not taken) in connection with the Investment Agreement and, when executed and delivered, the Registration Rights Agreement and any of the transactions contemplated thereby and no Applicable Party shall have any liability or obligation whatsoever for any actions or omissions of any other Applicable Party taken (or not taken) in connection with the Investment Agreement or the Registration Rights Agreement and any of the transactions contemplated thereby.

g.

The “Pro Rata Share” shall mean, with respect to each of the Investor and such Joining Party, the percentage set forth opposite such Person’s name on Exhibit A hereto under the heading “Pro Rata Share”.

8.

For the avoidance of doubt, Section 5.07(a) of the Investment Agreement shall apply to each Joining Party and the other Joining Parties Affiliated with such Joining Party, on the one hand, and the other Investor Parties, on the other hand, severally and not jointly, and each Joining Party, the other Joining Parties Affiliated with such Joining Party and their respective Affiliates are each permitted (severally and not inclusive of the Investor Parties or any Joining Party not Affiliated with such Joining Party or any of their respective Affiliates) to collectively acquire up to 1% of the then outstanding Common Stock (excluding any shares of Series A Preferred Stock or Common Stock issued in connection with the Conversion of the Series A Preferred Stock) and up to 10% of any tranche of any debt securities of the Company.

9.

Reference is made to the Investment Confidentiality Agreement, dated as of April 3, 2021, between KKR Capital Management LLC and CCP Credit Acquisition Holdings, L.L.C. (the “Investor NDA 1”). Each Joining Party Affiliated with CCP Credit Acquisition Holdings, L.L.C., on behalf CCP Credit Acquisition Holdings, L.L.C., and the Investor, on behalf of KKR Capital Management LLC, hereby agree that all rights and obligations under the Investor NDA 1 shall terminate upon and effective as of the Closing.

10.	Reference is made to the Investment Confidentiality Agreement, dated as of April 3, 2021, between KKR Capital Management LLC and Kennedy Lewis Investment Management LLC

3

(the “Investor NDA 2”). Each Joining Party Affiliated with Kennedy Lewis Investment Management LLC, on behalf Kennedy Lewis Investment Management LLC, and the Investor, on behalf of KKR Capital Management LLC, hereby agree that all rights and obligations under the Investor NDA 2 shall terminate upon and effective as of the Closing.

11.

Reference is made to the Investment Confidentiality Agreement, dated as of April 3, 2021, between KKR Capital Management LLC and Oak Hill Advisors, L.P. (the “Investor NDA 3”). Each Joining Party Affiliated with Oak Hill Advisors, L.P., on behalf Oak Hill Advisors, L.P., and the Investor, on behalf of KKR Capital Management LLC, hereby agree that all rights and obligations under the Investor NDA 3 shall terminate upon and effective as of the Closing.

12.

All notices, requests and other communications to each Joining Party under the Investment Agreement shall be deemed given if delivered personally, emailed (which is confirmed) or sent by overnight courier (providing proof of delivery), in each case, in accordance with and subject to Sections 8.09 of the Investment Agreement to such Joining Party at the address set forth opposite such Joining Party’s name in Schedule I hereto under the heading “Notice Address” or such other address or email address as such Joining Party may hereafter specify by like notice to the other parties to the Investment Agreement.

13.

This Joinder and all matters, claims or Actions (whether at law, in equity, in Contract, in tort or otherwise) based upon, arising out of or relating to this Joinder or the negotiation, execution or performance of this Joinder (collectively, the “Relevant Matters”), shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

14.

All Actions arising out of or relating to any Relevant Matter shall be heard and determined in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action. The consents to jurisdiction and venue set forth in this Section 8.06 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 12 and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Joinder shall be effective if notice is given by overnight courier at the address set forth (x) in Section 8.09(a) of the Investment Agreement, if to the Company, (y) in Section 8.09(b) of the Investment Agreement, if to the Investor, or (z) in Schedule I hereto under the heading “Notice Address” opposite such other party’s name, if to such other party. The parties hereto hereby waive any right to stay or dismiss any action or proceeding in connection with any Relevant Matter brought before the foregoing courts on the basis of (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason or that it or any of its property is immune from the above-described legal process, (ii) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Joinder may not be enforced in or by such courts, or (iii) any other defense that would hinder or delay the levy, execution or collection of any amount to which any Party hereto is entitled pursuant to any final judgment of any court having jurisdiction. The parties hereto agree that a final judgment in any such Action shall be

4

conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

[Signature page follows]

5

IN WITNESS WHEREOF, each of the undersigned has executed this Joinder or caused this Joinder to be duly executed on its behalf as of the date first written above.

JOINING PARTY:

Centerbridge Special Credit Partners III-Flex, L.P.

By: Centerbridge Special Credit Partners General Partner III, L.P., its general partner

By: CSCP III Cayman GP, Ltd., its general partner

By:	/s/ Gavin Baiera
Name: Gavin Baiera
Title: Senior Managing Director

Centerbridge Credit Partners Master, L.P.

By: Centerbridge Credit Partners Offshore General Partner, L.P., its general partner

By: Centerbridge Credit Cayman GP, Ltd., its general partner

By:	/s/ Gavin Baiera
Name: Gavin Baiera
Title: Senior Managing Director

Signature Page to Joinder Agreement

Kennedy Lewis Capital Partners Master Fund II LP

By: Kennedy Lewis GP II LLC, its general partner

By:	/s/ Anthony Pasqua
Name: Anthony Pasqua
Title: Authorized Representative

Signature Page to Joinder Agreement

ALOHA European Credit Fund, L.P.

By: OHA ALOHA European Credit Fund GenPar, LLP, its general partner

By: OHA Global GenPar, LLC, its managing partner

By: OHA Global MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Artesian Customized Credit Fund I, L.P.

By: OHA Artesian Customized Credit Fund I GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Signature Page to Joinder Agreement

OHA Black Bear Fund, L.P.

By: OHA Black Bear GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA BCSS SSD II, L.P.

By: OHA BCSS SSD GenPar II, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Signature Page to Joinder Agreement

OHA MPS SSD II, L.P.

By: OHA MPS SSD GenPar II, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

The Coca-Cola Company Master Retirement Trust

By: Oak Hill Advisors, L.P., as Investment Manager

By: Oak Hill Advisors GenPar, L.P., its general partner

By: Oak Hill Advisors MGP, Inc., its managing general partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Signature Page to Joinder Agreement

OHA Credit Solutions Master Fund II SPV, L.P.

By: OHA Credit Solutions Master Fund II SPV GenPar, LLC, its general partner

By: OHA Global PE GenPar, LLC, its managing member

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Alexis Atteslis
Name: Alexis Atteslis
Title: Authorized Signatory

OHA Enhanced Credit Strategies Master Fund, L.P.

By: OHA Enhanced Credit Strategies GenPar, LLP, its general partner

By: OHA Global GenPar, LLC, its managing partner

By: OHA Global MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Signature Page to Joinder Agreement

Future Fund Board of Guardians

By: Oak Hill Advisors, L.P., as Investment Manager

By: Oak Hill Advisors GenPar, L.P., its general partner

By: Oak Hill Advisors MGP, Inc., its managing general partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Indiana Public Retirement System

By: Oak Hill Advisors, L.P., as Investment Manager

By: Oak Hill Advisors GenPar, L.P., its general partner

By: Oak Hill Advisors MGP, Inc., its managing general partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Signature Page to Joinder Agreement

OHA KC Customized Credit Master Fund, L.P.

By: OHA KC Customized Credit GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Centre Street Partnership, L.P.

By: OHA Centre Street GenPar, LLC, its general partner

By: OHA Centre Street MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Signature Page to Joinder Agreement

OHAT Credit Fund, L.P.

By: OHAT Credit GenPar, LLP, its general partner

By: OHA Global GenPar, LLC, its managing partner

By: OHA Global MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Delaware Customized Credit Fund-F, L.P.

By: OHA Delaware Customized Credit Fund-F GenPar, LLP, its general partner

By: OHA Global GenPar, LLC, its managing partner

By: OHA Global MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Signature Page to Joinder Agreement

OHA Delaware Customized Credit Fund Holdings, L.P.

By: OHA Delaware Customized Credit Fund GenPar, LLP, its general partner

By: OHA Global GenPar, LLC, its managing partner

By: OHA Global MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Dynamic Credit ORCA Fund, L.P.

By: OHA Dynamic Credit ORCA GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Signature Page to Joinder Agreement

Illinois State Board of Investment

By: Oak Hill Advisors, L.P., as Investment Manager

By: Oak Hill Advisors GenPar, L.P., its general partner

By: Oak Hill Advisors MGP, Inc., its managing general partner

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA AD Customized Credit Fund (International), L.P.

By: OHA AD Customized Credit Fund GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Signature Page to Joinder Agreement

OHA SA Customized Credit Fund, L.P.

By: OHA SA Customized Credit GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Strategic Credit Master Fund II, L.P.

By: OHA Strategic Credit II GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Signature Page to Joinder Agreement

OHA Structured Products Master Fund D, L.P.

By: OHA Structured Products D GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

OHA Tactical Investment Master Fund, L.P.

By: OHA Tactical Investment GenPar, LLP, its general partner

By: OHA Global PE GenPar, LLC, its managing partner

By: OHA Global PE MGP, LLC, its managing member

By:	/s/ Gregory S. Rubin
Name: Gregory S. Rubin
Title: Authorized Signatory

Signature Page to Joinder Agreement

COMPANY:

BOX, INC.

By:	/s/ Aaron Levie
Name: Aaron Levie
Title: Chief Executive Officer

Signature Page to Joinder Agreement

INVESTOR:

POWELL INVESTORS III L.P.

By:	/s/ Jeffrey M. Smith
Name: Jeffrey M. Smith
Title: Authorized Signatory

KKR-MILTON CREDIT HOLDINGS L.P.

By:	/s/ Jeffrey M. Smith
Name: Jeffrey M. Smith
Title: Authorized Signatory

KKR-NYC CREDIT C L.P.

By:	/s/ Jeffrey M. Smith
Name: Jeffrey M. Smith
Title: Authorized Signatory

TAILORED OPPORTUNISTIC CREDIT FUND

By:	/s/ Jeffrey M. Smith
Name: Jeffrey M. Smith
Title: Authorized Signatory

CPS HOLDINGS (US) L.P.

By:	/s/ Saleena Goel
Name: Saleena Goel
Title: Vice President of CPS Holdings
(US) GP LLC, the general partner of CPS Holdings (US) L.P.

Signature Page to Joinder Agreement

EXHIBIT A

Investor Party	Purchase Price	Acquired Shares	Pro Rata Share
ALOHA European Credit Fund, L.P.	$900,000.00	900	0.1800%
Centerbridge Credit Partners Master, L.P.	$25,167,000.00	25,167	5.0334%
Centerbridge Special Credit Partners III-Flex, L.P.	$91,500,000.00	91,500	18.3000%
CPS Holdings (US) L.P.	$2,999,000.00	2,999	0.5998%
Future Fund Board of Guardians	$2,800,000.00	2,800	0.5600%
Illinois State Board of Investment	$900,000.00	900	0.1800%
Indiana Public Retirement System	$1,400,000.00	1,400	0.2800%
Kennedy Lewis Capital Partners Master Fund II L.P.	$116,667,000.00	116,667	23.3334%
KKR-Milton Credit Holdings L.P.	$6,088,000.00	6,088	1.2176%
KKR-NYC Credit C L.P.	$7,379,000.00	7,379	1.4758%
OHA AD Customized Credit Fund (International), L.P.	$2,800,000.00	2,800	0.5600%
OHA Artesian Customized Credit Fund I, L.P.	$4,100,000.00	4,100	0.8200%
OHA BCSS SSD II, L.P.	$700,000.00	700	0.1400%
OHA Black Bear Fund, L.P.	$8,800,000.00	8,800	1.7600%
OHA Centre Street Partnership, L.P.	$5,300,000.00	5,300	1.0600%
OHA Credit Solutions Master Fund II SPV, L.P.	$8,800,000.00	8,800	1.7600%
OHA Delaware Customized Credit Fund Holdings, L.P.	$6,500,000.00	6,500	1.3000%
OHA Delaware Customized Credit Fund-F, L.P.	$1,100,000.00	1,100	0.2200%
OHA Dynamic Credit ORCA Fund, L.P.	$5,900,000.00	5,900	1.1800%
OHA Enhanced Credit Strategies Master Fund, L.P.	$800,000.00	800	0.1600%
OHA KC Customized Credit Master Fund, L.P.	$5,200,000.00	5,200	1.0400%

OHA MPS SSD II, L.P.	$800,000.00	800	0.1600%
OHA SA Customized Credit Fund, L.P.	$4,200,000.00	4,200	0.8400%
OHA Strategic Credit Master Fund II, L.P.	$21,500,000.00	21,500	4.3000%
OHA Structured Products Master Fund D, L.P.	$3,600,000.00	3,600	0.7200%
OHA Tactical Investment Master Fund, L.P.	$28,567,000.00	28,567	5.7134%
OHAT Credit Fund, L.P.	$1,200,000.00	1,200	0.2400%
Powell Investors III L.P.	$113,240,000.00	113,240	22.6480%
Tailored Opportunistic Credit Fund	$20,293,000.00	20,293	4.0586%
The Coca-Cola Company Master Retirement Trust	$800,000.00	800	0.1600%

Total	$500,000,000.00	500,000.00	100%

Exhibit 10.3

WAIVER TO INVESTMENT AGREEMENT

THIS WAIVER (this “Waiver”) is made and entered into as of May 13, 2021 with respect to that certain Investment Agreement dated as of April 7, 2021 (the “Investment Agreement”), made and entered into by and among Box, Inc., a Delaware corporation (the “Company”), Powell Investors III L.P., a Cayman Islands exempted limited partnership, KKR-Milton Credit Holdings L.P., a Cayman Islands exempted limited partnership, KKR-NYC Credit C L.P., a Delaware limited partnership, Tailored Opportunistic Credit Fund, an Australian trust, and CPS Holdings (US) L.P., a Delaware limited partnership and the Permitted Investor Transferees (as defined in the Investment Agreement). Any capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in the Investment Agreement.

RECITALS

WHEREAS, pursuant to Section 5.11(a) of the Investment Agreement, among other things, at each meeting of the stockholders of the Company, each Investor Party shall take such action as may be required so that all of the shares of Series A Preferred Stock and Common Stock beneficially owned, directly or indirectly, by such Investor Party or its controlled Affiliates and entitled to vote at such meeting of stockholders are voted in the same manner as recommended by the Board with respect to the election or removal of directors and any other Company or stockholder proposal, subject to certain exceptions;

WHEREAS, pursuant to Section 5.11(b) of the Investment Agreement, among other things, each Investor Party shall be present, in person or by proxy, at all meetings of the stockholders of the Company so that all shares of Series A Preferred Stock and Common Stock beneficially owned by such Investor Party or its controlled Affiliates may be counted for the purposes of determining the presence of a quorum and voted in accordance with Section 5.11(a) of the Investment Agreement at such meetings; and

WHEREAS, pursuant to Section 8.02(c) of the Investment Agreement, the Company wishes to waive the Investor Parties’ obligations under Section 5.11(a) and Section 5.11(b) of the Investment Agreement.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt of which is hereby acknowledged, the Company hereby agrees as follows:

Section 1. Waiver. The Company hereby waives any and all obligations of any Investor Party under Section 5.11(a) and Section 5.11(b) of the Investment Agreement.

Section 2. Effective Date; No Implied Waivers. This Waiver shall be effective upon execution by the Company. Except as specifically contemplated by this Waiver, the Investment Agreement shall remain in full force and effect in accordance with its terms. This Waiver shall not be deemed to constitute a waiver of, or consent to, or a modification or amendment of, any other provision of the Investment Agreement except as expressly provided herein or to prejudice any other right or rights which any party may now have or may have in the future under or in connection with the Investment Agreement. This Waiver shall not constitute an agreement or obligation of any party to consent to, waive, modify or amend any term, condition, subsection or section of the Investment Agreement, except as expressly provided herein.

Section 3. Miscellaneous. The provisions of Sections 8.06 and 8.08 of the Investment Agreement shall apply mutatis mutandis to this waiver as if set forth in full herein.

(Signature pages follow)

2

IN WITNESS WHEREOF, the undersigned has executed this Waiver as of the date first written above.

BOX, INC.

By:	/s/ Aaron Levie
Name:Aaron Levie
Title: Chief Executive Officer

Signature Page to Waiver to Investment Agreement

Exhibit 99.1

Box Announces Closing of Strategic Investment Led by KKR

REDWOOD CITY, Calif. – May 12, 2021 – Box, Inc. (NYSE: BOX), a leading Content Cloud, today announced that it has closed the previously announced $500 million investment led by KKR. In connection with the closing of the investment, John Park, Head of Americas Technology Private Equity at KKR, has been appointed to the Box Board, effective immediately.

Box anticipates using substantially all of the proceeds to fund a share repurchase through a “Dutch auction” self-tender of up to $500 million of its common stock, with the specific amount and pricing of the self-tender to be determined based on market conditions and stock prices at the time when the self-tender is launched. The self-tender is expected to commence shortly after Box releases its fiscal first quarter financial results on May 27, 2021.

“We are pleased to establish this relationship with KKR and to welcome John to the Box Board of Directors,” said Bethany Mayer, Chair of Box Board of Directors. “This transaction reflects the culmination of the Board’s comprehensive review of a wide range of strategic options, and our determination that this is the optimal path to drive the company’s next phase of growth. Through this investment and share repurchase, stockholders are able to elect to either monetize their investment or participate in any upside potential with KKR as a committed partner.”

Additional information regarding the closing of the investment will be included in a Form 8-K to be filed with the Securities and Exchange Commission.

Advisors

Morgan Stanley & Co. LLC is serving as financial advisor to Box in connection with the investment. Wilson Sonsini Goodrich & Rosati, P.C. and Sidley Austin LLP are serving as legal advisors to Box.

About Box

Box (NYSE:BOX) is a leading cloud content management platform that enables organizations to accelerate business processes, power workplace collaboration, and protect their most valuable information, all while working with a best-of-breed enterprise IT stack. Founded in 2005, Box simplifies work for leading organizations globally, including AstraZeneca, JLL, and Morgan Stanley. Box is headquartered in Redwood City, CA, with offices in the United States, Europe, and Asia. To learn more about Box, visit http://www.box.com. To learn more about how Box powers nonprofits to fulfill their missions, visit Box.org.

About KKR

KKR is a leading global investment firm that offers alternative asset management and capital markets and insurance solutions. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and supporting growth in its portfolio companies and communities. KKR sponsors investment funds that invest in private equity, credit and real assets and has strategic partners that manage hedge funds. KKR’s insurance subsidiaries offer retirement, life and reinsurance products under the management of The Global Atlantic Financial Group. References to KKR’s investments may include the activities of its sponsored funds and insurance subsidiaries. For additional information about KKR & Co. Inc. (NYSE:KKR), please visit KKR’s website at www.kkr.com and on Twitter @KKR_Co.

Forward-Looking Statements

Certain statements contained herein contain forward-looking statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, our results may differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact could be deemed forward-looking, including, but not limited to, statements about the investment and achievement of its potential benefits; any potential repurchase of shares of Box common stock, whether, when, in what amount and by what method (whether by tender offer or otherwise) any such repurchase would be consummated, and the per share price of any such repurchase; our future financial and operating results, including expectations regarding revenues, deferred revenue, billings, remaining performance obligations, gross margins and operating income; our market opportunity, business plan and ability to effectively manage our growth; our ability to maintain an adequate rate of revenue and billings growth and our expectations regarding such growth; our ability to achieve profitability and expand or maintain positive cash flow; our ability to achieve our long-term margin objectives; our ability to grow our unrecognized revenue and remaining performance obligations; our expectations regarding our revenue mix; costs associated with defending intellectual property infringement and other claims and the frequency of such claims; our ability to attract and retain end-customers; our ability to further penetrate our existing customer base; our expectations regarding our retention rate; our ability to displace existing products in established markets; our ability to expand our leadership position as a cloud content management platform; our ability to timely and effectively scale and adapt our existing technology; our investment strategy, including our plans to further invest in our business, including investment in research and development, sales and marketing, our data center infrastructure and our professional services organization, and our ability to effectively manage such investments; our ability to expand internationally; expectations about competition and its effect in our market and our ability to compete; the effects of seasonal trends on our operating results; use of non-GAAP financial measures; our belief regarding the sufficiency of our cash, cash equivalents and our credit facilities to meet our working capital and capital expenditure needs for at least the next 12 months; our expectations concerning relationships with third parties; our ability to attract and retain qualified employees and key personnel; our ability to realize the anticipated benefits of our partnerships with third parties; the effects of new laws, policies, taxes and regulations on our business; management’s plans, beliefs and objectives, including the importance of our brand and culture on our business; our ability to maintain, protect and enhance our brand and intellectual property; and future acquisitions of or investments in complementary companies, products, services or technologies and our ability to successfully integrate such companies or assets. These statements are based on estimates and information available to us at the time of this presentation and are no guarantees of future performance. We assume no obligation and do not intend to update these forward-looking statements or to conform these statements to actual results or to changes in our expectations.

Certain Information Regarding the Tender Offer

The description contained herein is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any shares of Box’s common stock. A tender offer for the outstanding shares of Box’s common stock has not commenced. If a tender offer is commenced, if ever, Box will file or cause to be filed a Tender Offer Statement on Schedule TO with the SEC. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Box’s stockholders at no expense to them through Box’s Investor Relations website at www.boxinvestorrelations.com. In addition, those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Important Additional Information and Where to Find It

Box intends to file a proxy statement on Schedule 14A, an accompanying proxy card and other relevant documents with the SEC in connection with such solicitation of proxies from Box stockholders for Box’s 2021 annual meeting of stockholders. BOX STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ BOX’S DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a copy of the definitive proxy statement, an accompanying proxy card, any amendments or supplements to the definitive proxy statement and other documents filed by Box with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge in the “SEC Filings” subsection of the “Financial Information” section of Box’s Investor Relations website at www.boxinvestorrelations.com or by contacting Box’s Investor Relations department at ir@box.com, as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

Certain Information Regarding Participants to the Solicitation

Box, its directors and certain of its executive officers are participants in the solicitation of proxies from Box stockholders in connection with matters to be considered at Box’s 2021 annual meeting of stockholders. Information regarding the direct and indirect interests, by security holdings or otherwise, of Box’s directors and executive officers, in Box is included in Box’s Proxy Statement on Schedule 14A for its 2020 annual meeting of stockholders, filed with the SEC on May 28, 2020, Box’s Annual Report on Form 10-K for the year ended January 31, 2021, filed with the SEC on March 19, 2021 and in Box’s Current Reports on Form 8-K filed with the SEC from time to time. Changes to the direct or indirect interests of Box’s directors and executive officers are set forth in SEC filings on Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 and Annual Statements of Changes in Beneficial Ownership on Form 5. These documents are available free of charge as described above. Updated information regarding the identities of potential participants and their direct or indirect interests, by security holdings or otherwise, in Box will be set forth in the Proxy Statement for Box’s 2021 annual meeting of stockholders and other relevant documents to be filed with the SEC, if and when they become available.

Contacts

Investors:

Elaine Gaudioso

+1 650-209-3463

ir@box.com

Media:

Denis Roy / Rachel Levine

+1 650-543-6926

press@box.com

OR

Joele Frank, Wilkinson Brimmer Katcher

Leigh Parrish / Dan Moore

+1 212-355-4449

KKR:

Cara Major or Miles Radcliffe-Trenner

media@kkr.com